UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Coty Inc.

(Name of Subject Company)

Coty Inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

222070203

(CUSIP Number of Class of Securities)

Greerson G. McMullen

Chief Legal Officer, General Counsel and Secretary

Coty Inc.

350 Fifth Avenue

New York, New York 10118

(212) 389-7300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Brian J. Fahrney Scott R. Williams Christopher R. Hale Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	John H. Butler Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

The purpose of this Amendment No. 1 on Schedule 14D-9 is to amend and restate the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2019 (the “Original Statement”).

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits hereto, this “Statement”) relates is Coty Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 350 Fifth Avenue, New York, New York 10118. The Company’s telephone number at this address is (212) 389-7300.

Securities

The title of the class of equity securities to which this Statement relates is the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock” or “Shares”), of the Company. As of March 11, 2019, there were (a) 751,388,110 Shares outstanding (including 29,722 shares of restricted stock), (b) 28,904,683 Shares subject to issuance pursuant to options granted by the Company to purchase Shares, (c) 10,651,133 Shares subject to issuance upon settlement of restricted stock units granted by the Company, (d) a maximum of 495,074 Shares subject to issuance upon the exchange by the Company of Series A Preferred Stock and (e) a maximum of 6,925,341 Shares subject to issuance upon the exchange by the Company of Series A-1 Preferred Stock, in each case subject to satisfaction of vesting or other forfeiture requirements.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in Item 1 above. The Company’s website address is www.coty.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the tender offer by Cottage Holdco B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Offeror”), which, according to the Schedule TO (as defined below), is a wholly-owned subsidiary of JAB Cosmetics B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Parent”), to purchase up to 150,000,000 of the outstanding Shares of the Company, at a price of  $11.65 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2019, as amended on February 26, 2019 (and, after giving effect to the amendment to the Schedule TO to be filed substantially concurrently with this Statement, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended on February 26, 2019 and, after giving effect to the amendment to the Schedule TO to be filed substantially concurrently with this Statement, the “Schedule TO”), filed jointly by the JAB Group (as defined below) with the SEC on February 13, 2019. According to the Offer to

Purchase, the Offer will expire at 5:00 P.M., New York City Time, on March 29, 2019 (the “Expiration Date”), unless the Offer is extended or earlier terminated. The JAB Group consists of (i) Offeror, (ii) Parent, (iii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Parent (“JAB Holdings”), (iv) Agnaten SE, a private company incorporated under the laws of Austria, which is an indirect stockholder of JAB Holdings (“Agnaten”) and (v) Lucresca SE, a private company incorporated under the laws of Austria, which is an indirect stockholder of JAB Holdings (“Lucresca”, and together with Offeror, Parent, JAB Holdings and Agnaten, the “JAB Group”). The Company does not take any responsibility for the accuracy or completeness of any information described in this Statement contained in the Offer or the Schedule TO.

According to the Schedule TO, the purpose of the Offer is for the JAB Group to increase its ownership of the Company through the acquisition of additional Shares. Also according to the Schedule TO, the JAB Group indicated that it believes in the Company’s long-term value, and the consummation of the Offer would allow the Company’s current stockholders to realize a significant premium to the stock price immediately prior to the announcement of the Offer and would prove to be an efficient way to sell their Shares without incurring broker’s fees or commissions with open market sales. According to the Schedule TO, Parent owns 300,908,041 Shares, or approximately 40% of the issued and outstanding Shares of the Company.

According to the Schedule TO, the Offer is subject to numerous conditions, which include the following, among others:

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the “Minimum Tender Condition” – there being validly tendered and not withdrawn at least 75,471,655 Shares (after giving effect to the amendment to the Schedule TO to be filed substantially concurrently with this Statement); and

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the “Board Support Condition” – this Statement (together with all amendments, supplements and exhibits thereto) containing a recommendation by independent directors of the Company that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

In addition, Offeror is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to Offeror’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if at any time on or after the date of the Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

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there shall have been instituted, pending or Offeror shall have been definitively notified of any person’s intent to commence, or in Offeror’s reasonable judgment there is a reasonable likelihood that any person intends to commence, any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (each, a “Governmental Entity”): (A) challenging or seeking to, or which, in the reasonable judgment of Offeror, is reasonably likely to, make illegal, materially delay or otherwise, directly or indirectly, restrain or prohibit or, which in Offeror’s reasonable judgment is reasonably likely to, make materially more costly, or in which there are material allegations of any violation of law, rule or regulation relating to, the making of or terms of the Offer or the provisions of the Offer or, the acceptance of the Shares pursuant to the Offer by Offeror or any other subsidiary or affiliate of Offeror (including the JAB Group), or seeking to obtain material damages in connection with the Offer; (B) seeking to, or which in the reasonable judgment of Offeror is reasonably likely to, individually or in the aggregate, prohibit or materially limit the full rights of ownership or operation by the Company, Offeror or any of their subsidiaries or affiliates of all or any of the business or assets of the Company, Offeror or any of their subsidiaries or affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel the Company, Offeror or any of their subsidiaries or affiliates to dispose of or to hold separate all or any material portion of the business or assets of the Company, Offeror or any of their subsidiaries or affiliates; (C) seeking to, or which in the reasonable judgment of Offeror is reasonably likely to, impose or confirm any material voting, procedural, price or other requirements in addition to those required by federal securities laws (as in effect on February 13, 2019) in connection with the making of the Offer or the acceptance of some or all of the Shares by Offeror or any subsidiary or affiliate of Offeror; (D) seeking to, or which in the reasonable judgment of Offeror is reasonably likely to, require divestiture or holding separate by Offeror or any other subsidiary or affiliate of Offeror of any material portion of the businesses or assets of the Company or any of its subsidiaries or affiliates; (E) seeking, or which in the reasonable judgment of Offeror is reasonably likely to result in, any material diminution in the benefits reasonably expected to be derived by Offeror or any other subsidiary or affiliate of Offeror as a result of the transactions contemplated by the Offer; (F) relating to the Offer, which, in the reasonable judgment of Offeror, might materially adversely affect the Company or any of its subsidiaries or affiliates or Offeror or any of its subsidiaries or affiliates or the value of the Shares; or (G) which could reasonably be expected to otherwise prevent, adversely affect or materially delay consummation of the Offer;

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any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to the Company, Offeror or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving the Company, by any Governmental Entity (other than the application of the waiting period provisions of any antitrust laws to the Offer or to any such merger or other business combination), that does or may, directly or indirectly, result in any of the consequences referred to in the immediately preceding paragraph that, in Offeror’s reasonable judgment, has or may have a material adverse effect with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Parent or any of its subsidiaries or affiliates;

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any clearance, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental or regulatory authority or agency or other person required in the reasonable judgment of Offeror in connection with the Offer shall not have been obtained on terms reasonably satisfactory to Offeror and such approvals shall not be in full force and effect, or any applicable waiting periods or extension thereof imposed by any Governmental Entity for such clearances or approvals shall not have expired;

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there shall have occurred (A) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (B) a declaration of a banking moratorium or any suspension of payments in respect of banks by Governmental Entities in the United States, (C) any limitation (whether or not mandatory) by any Governmental Entity on, or other event, fact or other circumstance which, in the reasonable judgment of Offeror, could materially adversely affect, the extension of credit by banks or other lending institutions, (D) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any other jurisdiction in which the Company or its subsidiaries does business or any attack on, or outbreak or act of terrorism involving, the United States, or any other jurisdiction in which the Company or its subsidiaries does business, (E) a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (F) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which the Company or its subsidiaries or affiliates do business that could, in the reasonable judgment of Offeror, have a material adverse effect on the business, properties, condition (financial or otherwise), assets, liabilities, capitalization, shareholders’ equity, licenses, franchises, operations or results of operations of the Company or any of its subsidiaries or affiliates, (G) any decline in either the Dow Jones Industrial Average, or the S&P Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business at the time of the announcement of the Offer or any decline in the market price of the Shares by an amount in excess of 15% measured from the close of business at the time of the announcement of the Offer or (H) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

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the Company or any of its subsidiaries has (A) split, combined or otherwise changed, or authorized or proposed the split, combination or other material change of, the Shares or its capitalization; (B) acquired or otherwise caused a material reduction in the number of, or authorized or proposed the acquisition or other material reduction in the number of, outstanding Shares or other securities; (C) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to, and in accordance with, their publicly disclosed terms in effect as of February 13, 2019, of employee stock options or other equity awards, in each case publicly disclosed by the Company as outstanding prior to February 13, 2019), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, in each case, that, in Offeror’s reasonable judgment, has or may have a material adverse effect with respect to the value of the Shares to Parent or any of its subsidiaries or affiliates; (D) permitted the issuance or sale of shares of any class of capital stock or other securities of any subsidiary of the Company, in each case, that, in Offeror’s reasonable judgment, has or may have a material adverse effect with respect to the value of the Shares to Parent or any of its subsidiaries or affiliates; (E) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, including, without limitation, any distribution of shares of any class or any other securities or warrants or rights other than cash dividends that have been publicly disclosed by the Company as outstanding prior to February 13, 2019 and quarterly or annual cash dividends on the Shares paid in the ordinary course of business consistent with past practice (including as to amount and timing); (F) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Offeror, burdensome covenants or security provisions; (G) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, amalgamation, offer to exchange, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice; (H) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Offeror’s reasonable judgment, has or may have a material adverse effect with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Parent or any of its subsidiaries or affiliates; or (I) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents), or Offeror becomes aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents), which has not been publicly disclosed prior to February 13, 2019;

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the Company or any of its subsidiaries shall have (A) granted to any person proposing a merger, amalgamation, consolidation or other business combination with or involving the Company or any of its subsidiaries or the purchase or exchange of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in Offeror’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (B) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange; which in the reasonable judgment of Offeror in any such case, and regardless of the events, facts or other circumstances giving rise to any such condition (other than any event, fact or other circumstance giving rise to the triggering of a condition within the control of Offeror), makes it inadvisable to proceed with the Offer and/or with acceptance of the Shares;

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(A) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been publicly made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or Offeror otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) and other than as disclosed in a Schedule 13D or 13G on file with the SEC prior to February 13, 2019, (B) any such person or group which, prior to February 13, 2019, had filed such a Schedule 13D or 13G with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (C) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer of some or all of the Shares or a merger, amalgamation, consolidation or other business combination with or involving the Company or any of its subsidiaries or (D) any person (other than Offeror) has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (or amended a prior filing to increase the applicable threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of the Company’s or any its subsidiaries’ material assets; or

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any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, conditions, developments, circumstances, changes and effects occurring on or after February 13, 2019 is or may be materially adverse to the business, properties, condition (financial or otherwise), assets, liabilities, capitalization, shareholders’ equity, licenses, franchises, operations or results of operations of the Company or any of its subsidiaries or affiliates or Offeror shall have become aware of any facts that, in its reasonable judgment, individually or in the aggregate, have or may have a material adverse effect with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Offeror or any of its subsidiaries or affiliates.

According to the Schedule TO, the foregoing conditions are for the sole benefit of Offeror and its respective affiliates (other than the Company) and may be asserted by Offeror or may be waived by Offeror, in whole or in part, in the sole discretion of Offeror, subject to applicable law.

The Schedule TO states that the principal business address of each of Offeror, Parent and JAB Holdings is Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands, and the telephone number for each is +31 20 406 10 01. The Schedule TO states that the principal business address of Agnaten and Lucresca is Rooseveltplatz 4-5/Top 10, A-1090 Vienna, Austria and the telephone number for both is +43 1 98650 105.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or in the excerpts from the Company’s proxy statement on Schedule 14A for the 2018 Annual Meeting of Stockholders, dated and filed with the SEC on September 20, 2018 (the “2018 Proxy Statement”), which excerpts are filed as Exhibit (e)(1) to this Statement and are hereby incorporated herein by reference, to the knowledge of the Company as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential material conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates, or (ii) Offeror or any of its executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) to this Statement includes the following sections from the 2018 Proxy Statement: “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation,” which includes “Compensation Discussion and Analysis,” “Certain Relationships and Related Persons Transactions” and “Remuneration and Nomination Committee Report.”

Any information contained in the pages from the 2018 Proxy Statement incorporated by reference herein shall be deemed modified or superseded by the information contained herein to the extent inconsistent therewith.

Relationship with Offeror

According to the Schedule TO, as of February 13, 2019, affiliates of Offeror beneficially owned 300,908,041 Shares, in the aggregate, representing approximately 40% of the issued and outstanding Shares.

Actual or Potential Conflicts of Interest Between the Company’s Directors and the JAB Group

Of the nine members of the Company’s board of directors (the “Board”), four members are partners or a director equivalent of JAB Holding Company S.à r.l. (“JAB Holding Company”), the ultimate parent of the JAB Group. According to the Schedule TO, Olivier Goudet and Peter Harf is each a managing partner of JAB Holding Company, Anna-Lena Kamenetzky is a partner of JAB Holding Company, and Joachim Faber serves as Chairman of the Shareholder Committee of JAB Holding Company, which is a position similar to a director. According to the Schedule TO, Mr. Harf is also the managing director of Lucresca and Agnaten, and previously served as the Chief Executive Officer of the Company from 1993 to 2001. Other than Messrs. Goudet, Harf and Faber and Ms. Kamenetzky, the Company is not aware of any actual or potential material conflicts of interest between any of the Company’s executive officers and directors, including members of the Special Committee, and the Company.

Consideration Payable Pursuant to the Offer

If the Company’s directors and executive officers were to tender and have any Shares they own purchased pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the Company’s other stockholders whose Shares were purchased pursuant to the Offer. As of March 11, 2019, the Company’s directors and executive officers were deemed to beneficially own an aggregate of 9,132,111 Shares. If the Company’s directors and executive officers were to tender all such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Offeror, the Company’s directors and executive officers would receive an aggregate amount of approximately $106,389,093 in cash. To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors (including members of the Special Committee), affiliates and subsidiaries, as of the date hereof, intends to tender pursuant to the Offer any Shares held of record or beneficially owned by such person.

The Offer, if consummated, will not constitute a change in control of the Company for purposes of the Company’s Equity and Long-Term Incentive Plan (the “ELTIP”) or the Company’s 2007 Stock Plan for Directors (the “Directors Plan”), filed as Exhibits (e)(2) and (e)(3) to this Statement. Accordingly, consummation of the Offer will not result in any outstanding and unvested equity award vesting or becoming exercisable.

Potential Severance and Change in Control Benefits

The Offer, if consummated, will not constitute a change in control of the Company for purposes of the ELTIP, the Directors Plan, the Company’s annual cash bonus plan filed as Exhibit (e)(4) to this Statement or any employment agreement between the Company or an affiliate of the Company and an executive officer (an “Employment Agreement”).

The terms of the Employment Agreements with Messrs. Sébastien Froidefond, Edgar Huber, Pierre Laubies, Greerson McMullen, Daniel Ramos, Giovanni Pieraccioni and Ms. Sylvia Moreau filed as Exhibits (e)(5), (e)(6), (e)(7), (e)(8), (e)(9), (e)(10) and (e)(11) to this Statement, as well as the terms of the Company’s form restrictive covenant agreements for the United States, the United Kingdom, France and Switzerland filed as Exhibits (e)(12), (e)(13), (e)(14) and (e)(15), respectively, to this Statement, may provide certain severance benefits to the executive officers upon a termination of employment with the Company or its affiliates not in connection with a change in control of the Company:

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In consideration for adherence to a 24-month post-termination non-competition and non-solicitation restriction, Messrs. Froidefond and Huber are entitled to monthly payments equal to two-thirds of their respective gross monthly salaries during the restricted period.

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Upon Mr. Laubies’ separation from service by the Company without cause or by him for good reason, he will receive base salary continuation and continued medical coverage at no cost to him for one year. Mr. Laubies’ continued medical coverage will end if he becomes eligible to receive comparable welfare benefits from a subsequent employer. As a condition to receiving the severance benefits described in this paragraph, Mr. Laubies is required to execute a general release and adhere to a 12-month post-termination non-solicitation restriction, a 12-month post-termination non-competition restriction, and a perpetual confidentiality obligation.

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Mr. McMullen is entitled to 6 months’ notice of a termination of his Employment Agreement by the Company, or payment in lieu of such notice in an amount equal to the base salary he would have been entitled to receive during the notice period. If Mr. McMullen’s employment is terminated without cause, he will be entitled to an additional 6 months’ base salary.

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Ms. Moreau and Messrs. Pieraccioni and Ramos are each entitled to 12 months’ base salary upon a termination of employment by the Company or its affiliates without cause. In addition, Mr. Pieraccioni is entitled to payment in an amount equal to his bonus at target level upon a termination of employment by the Company or its affiliates without cause.

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Each of the executive officers may become entitled to up to 12 months’ base salary continuation in consideration for adherence to a 12-month post-termination non-competition restriction under the Company’s forms of restrictive covenant agreement. Messrs. Pieraccioni, and Ramos and Ms. Zafar are parties to the form of restrictive covenant agreement for the United States, Messrs. McMullen and Laubies are parties to the form of restrictive covenant agreement for the United Kingdom, Messrs. Froidefond and Huber are parties to the form of restrictive covenant agreement for France, and Ms. Moreau and Mr. Volatier are parties to the form of restrictive covenant agreement for Switzerland.

Directors’ Compensation

Only directors who are not employees of the Company receive compensation for their services as directors. This compensation is as follows (other than in connection with service on the Special Committee, which is addressed in the following section):

Annual Cash Compensation for Board Service. For fiscal year 2019, each non-employee director except the Chairman of the Board and the Chair of each of the Audit and Finance Committee (the “AFC”) and the Remuneration and Nominating Committee of the Board (Messrs. Peter Harf, Robert Singer and Erhard Schoewel, respectively) is entitled to receive a cash retainer fee of $100,000 annually, payable in November and prorated for any partial year of service. For fiscal year 2019, the Chairman is entitled to receive a cash retainer fee of $400,000, prorated for the partial year of service. Mr. Harf became the Chairman of the Board in November of 2018 and will therefore be entitled to receive pro rata compensation in respect of his time during fiscal year 2019 as Chairman in an amount equal to $289,000. The Chair of each of the listed committees is entitled to receive a cash retainer fee of $130,000 annually.

Annual RSU Grant. Each non-employee director except the Chairman is entitled to receive an annual grant of 10,000 RSUs under the Directors Plan in the form of restricted stock unit award filed as Exhibit (e)(16) to this Statement, while the Chairman is entitled to receive an annual grant of 30,000 RSUs under the Directors Plan. RSUs vest on the fifth anniversary of the grant date, subject to full acceleration upon termination of service due to death or disability or upon a change in control and upon termination of service for any other reason if such termination occurs at least one year after the grant date. If a termination of service for any other reason occurs within one year after the grant date of RSUs, the RSUs will be subject to pro rata acceleration upon such termination.

Reimbursement of Expenses. Directors are reimbursed for reasonable expenses (including costs of travel, food and lodging) incurred when attending Board, committee and stockholder meetings. Directors are also reimbursed for other reasonable expenses relating to their service on the Board, such as expenses incurred during visits to the Company’s offices and facilities.

Compensation to Members of the Special Committee

In connection with the Offer, the Board established a special committee of independent directors (the “Special Committee”) to evaluate and make a recommendation with respect to the Offer. The members of the Special Committee are Ms. Sabine Chalmers and Messrs. Schoewel and Singer. The Board has resolved that, for services rendered in connection with serving on the Special Committee, each member of the Special Committee will receive, in addition to his or her compensation for services as a director, a single payment of $100,000 for the duration of his or her service as a member of the Special Committee, and the Company shall reimburse each member of the Special Committee for all reasonable, out-of-pocket expenses incurred in connection with the performance of his or her duties as a member of the Special Committee.

Certain Transactions Between the Company and Offeror and its Affiliates

The Company and certain of its affiliates, directors and executive officers have engaged in certain transactions and are parties to certain arrangements with the JAB Group and certain of its affiliates that may be deemed to be material. Information regarding these transactions and arrangements, including the amounts involved, is set forth below, as well as in the “Certain Relationships and Related Persons Transactions” section of the 2018 Proxy Statement.

Consent Agreement to Tax Matters Agreement.

In connection with the acquisition of The Procter & Gamble Company’s beauty business (the “P&G Beauty Business”), the Company entered into a tax matters agreement, dated as of October 1, 2016, with The Procter and Gamble Company (“P&G”) and certain of P&G’s and the Company’s subsidiaries (the “Tax Matters Agreement”), which governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and attributes, efforts to protect the intended tax-free treatment of the P&G Beauty Business transaction and certain other transactions, the preparation and filing of tax returns, the control of audits, reviews, examinations or other tax proceedings and other matters regarding taxes.

The Company is a party to a consent agreement, dated January 31, 2017, with JAB Holding Company, Parent, and P&G whereby (i) P&G provided its consent under the Tax Matters Agreement to the purchase by Parent of Class A Common Stock in certain open market transactions, which occurred later in 2017, and (ii) JAB Holding Company, Parent and the Company agreed to indemnify P&G and its affiliates for any taxes resulting from such purchases or due to breach of the consent agreement.

Stockholders Agreement

On March 17, 2019, following a series of discussions and negotiations between representatives of the Special Committee and the JAB Group, and at the recommendation of the Special Committee and the approval of the Board, as described in more detail in Item 4 – The Solicitation or Recommendation – Background of the Offer, the Company, JAB Holdings, Parent and Offeror (Offeror, together with JAB Holdings and Parent, the “JAB Stockholder Parties”) entered into a Stockholders Agreement (the “Stockholders Agreement”) pursuant to which, among other things, (i) during the three-year period following the consummation of the Offer, the JAB Stockholder Parties shall not, subject to certain exceptions, effect or enter into any agreement to effect any acquisition of additional Shares; provided that, in the event the Minimum Tender Condition is satisfied, the JAB Stockholder Parties may acquire Company Securities on an established securities exchange or through privately negotiated transactions that, after giving effect to such acquisition, does not result in an increase in the JAB Stockholder Parties’ and their affiliates’ collective beneficial ownership percentage of the voting power of the then issued and outstanding Company Securities to an amount greater than the percentage of the voting power of the issued and outstanding Company Securities beneficially owned by the JAB Stockholder Parties, collectively, as of the consummation of the Offer, plus 9% (meaning, if the Offer is fully subscribed, a cap of approximately 69% for three years after the consummation of the Offer), (ii) during the three-year period following the consummation of the Offer, the JAB Stockholder Parties shall not, subject to certain exceptions, transfer any Shares to any other person or group (other than an affiliate of any of the JAB Stockholder Parties) that, after giving effect to such transfer, would beneficially own in excess of 20% of the voting power of the Company, (iii) for so long as the Stockholders Agreement is in effect, the JAB Stockholder Parties shall not effect or seek to effect, or announce any intention to effect, any “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act unless such transaction is conditioned on both the affirmative approval of a special committee of the Board comprised solely of Independent Directors (as defined below) who are disinterested and independent under Delaware law as to the matter under consideration, duly obtained in accordance with the applicable provisions of the Company’s organizational documents, applicable law and the rules, regulations and listing standards promulgated by any securities exchange on which the Shares are traded (“Disinterested Director Approval”) and the affirmative vote of the stockholders of the Company representing at least a majority of the voting power of the Company beneficially owned by stockholders that are not the JAB Stockholder Parties or their affiliates, (iv) for so long as the Stockholders Agreement is in effect, material related transactions involving the JAB Group and the Company will require Disinterested Director Approval, (v) the JAB Stockholder Parties and the Company have agreed, for so long as the Stockholders Agreement is in effect, to take all necessary actions within their control to maintain no fewer than four Independent Directors on the Board and to cause, no later than September 30, 2019, to be elected to the Board two new Independent Directors and (vi) the JAB Stockholder Parties shall have certain customary registration rights with respect to their Shares. The Stockholders Agreement was negotiated at the direction of the Special Committee in connection with its evaluation of the Offer and was agreed to by the JAB Stockholder Parties as a condition to the Special Committee’s willingness to render its recommendation with respect to the Offer. The Stockholders Agreement shall become effective immediately following the consummation of the Offer. The Stockholders Agreement shall terminate upon the earlier of the mutual consent of the parties to the Stockholders Agreement (including, with respect to the Company, approval of the Special Committee before the consummation of the Offer and

Disinterested Director Approval following the consummation of the Offer) or such time as the JAB Stockholder Parties and their affiliates cease to beneficially own 40% of the voting power of the Company on a fully diluted basis. See Item 4 – The Solicitation or Recommendation – Background of the Offer and Reasons for the Recommendation for additional information concerning the Stockholders Agreement.

A copy of the Stockholders Agreement is filed as Exhibit (e)(17) to this Statement.

Other Transactions and Arrangements

The Company’s subsidiary Beamly has also entered into service agreements with certain affiliates of Parent for the provision of digital media services on customary market terms. Aggregate fees under these arrangements totaled approximately $76,000 for the six months ended December 31, 2018, which were approved by the AFC. The Company anticipates that Beamly may enter into additional arrangements for such services from time to time, subject to pre-approval by the AFC.

The Company has engaged certain affiliates of JAB Holding Company to provide it with certain marketing technology services on customary market terms. Aggregate fees under these arrangements totaled approximately $650,000 for the six months ended December 31, 2018. The Company anticipates entering into additional arrangements for such services from time to time, subject to approval by the AFC.

In connection with his service as Chairman of the Board, Mr. Harf is entitled to receive a cash retainer fee of $400,000 for fiscal year 2019, prorated for the partial year of service.

In connection with their service as members of the Board, Messrs. Goudet and Faber and Ms. Kamenetzky are entitled to receive a cash retainer fee of  $100,000 annually from the Company.

Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“DGCL”) grants each Delaware corporation the power to indemnify any person who is or was a director, officer, employee or agent of a corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of serving or having served in any such capacity, if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may similarly indemnify any such person in actions by or in the right of the corporation if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the Delaware Court of Chancery or other court shall deem proper.

As permitted by Section 102(b)(7) of the DGCL, the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”) includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit.

The Company’s Certificate of Incorporation and amended and restated by-laws (the “Bylaws”) provide for indemnification of the Company’s directors and officers to the fullest extent permitted by the DGCL. In addition, as permitted by Section 145 of the DGCL, the Company’s Bylaws provide that:

•	The Company may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The Company is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The Company will not be obligated pursuant to the Bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Company’s Board or brought to enforce a right to indemnification.

•

The rights conferred in the Bylaws are not exclusive, and the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The Company may not retroactively amend the Bylaws provisions to reduce its indemnification obligations to directors, officers, employees and agents.

In addition, the Company has entered into indemnification agreements with each of its directors and executive officers pursuant to which the Company has agreed, subject to certain exceptions, to indemnify and advance expenses to such persons to the fullest extent permitted by law. The Company also maintains a directors’ and officers’ insurance policy.

Item 4.	The Solicitation or Recommendation.

Solicitation/Recommendation

The Special Committee, based, among other things, on its consideration and evaluation of the Offer and the proposed Stockholders Agreement and subject to the terms and conditions thereof, has unanimously determined that the making of the Offer and the execution and delivery of the Stockholders Agreement are advisable and in the best interests of the stockholders of the Company (other than the JAB Group and its affiliates). Therefore, the Special Committee recommends that stockholders of the Company who, after having considered all of the factors described below under Reasons for the Recommendation, determine it is in their personal interest to sell all or a portion of their Shares at this time accept the Offer and tender their Shares pursuant to the Offer. In addition, the Special Committee recommended to the Board that the Board approve the Stockholders Agreement and make the recommendation described below.

Based upon the determination and recommendation of the Special Committee, the Board (other than the directors who recused themselves from making a decision with respect to the Offer and Stockholders Agreement) has unanimously determined that the making of the Offer and entering into the Stockholders Agreement are advisable and in the best interests of the stockholders of the Company (other than the JAB Group and its affiliates) and recommends that stockholders of the Company who, after having considered all of the factors described below under Reasons for the Recommendation, determine it is in their personal interest to sell all or a portion of their Shares at this time accept the Offer and tender their Shares pursuant to the Offer.

A copy of the press release communicating the Special Committee’s position with respect to the Offer is filed as Exhibit (a)(2) to this Statement and is incorporated herein by reference.

For assistance in tendering your Shares, you can contact your broker or the Company’s information agent, Okapi Partners LLC (“Okapi”), at the address and phone number below.

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Toll free: (877) 629-6356

Background of the Offer and Reasons for Recommendation

Background of the Offer

From time to time, the Board, in consultation with senior management of the Company and the Company’s advisors, periodically reviews the Company’s strategic alternatives, capital structure and business, including potential strategic combinations with parties operating in the Company’s same or similar industry, financing needs and the condition of its business.

On February 12, 2019, an affiliate of Offeror delivered the following letter to the Board:

February 12, 2019

Coty Inc.

350 Fifth Avenue

New York, NY

Attention: Board of Directors

Members of the Board of Directors:

On behalf of JAB Holding Company S.à r.l. (“JAB”), we are pleased to advise you that we are commencing shortly a tender offer, pursuant to which we would acquire up to 150 million shares of Class A common stock (the “Common Stock”) of Coty Inc. (the “Company”) at a price per share of $11.65 in cash (the “Offer”). The Offer represents a premium of approximately 38% to the 90-day volume-weighted average share price as of yesterday, a premium of approximately 51% to the 30-day volume-weighted average share price as of yesterday, and approximately a 21% premium to yesterday’s closing share price. If shareholders tender more than 150 million shares of Common Stock, we will purchase such shares on a pro rata basis.

We at JAB have been investors in the Company for almost three decades and expect to remain so. We believe that the Company has the potential to address its challenges and prosper over the long-term, and that the Company’s recent management changes are an important first step in addressing the Company’s recent performance.

We understand that not all investors may share our long-term approach and we expect that shareholders will value the opportunity to obtain a significant premium for their shares in the Offer, even taking into account the recent strong increase in the Company’s share price. At the same time, we appreciate that some shareholders will want to participate in the Company’s long-term potential value by retaining some or all of their shares in the Company after the Offer.

It is our expectation that the members of the Board of Directors who are determined to be independent for purposes of considering our Offer, advised by independent counsel and financial advisors of their choosing, will consider our proposal in the interests of all shareholders, determine the Company’s course of action in response and make a recommendation to the Company’s shareholders as required by applicable law. We believe that our offer is very full and compelling, but if the independent directors do not have a similar view, we will not proceed with the Offer.

The Offer is subject to certain conditions, including that the independent directors of the Company approve the Offer and recommend that the Company’s shareholders accept the Offer (the “Board Approval Condition”). We, of course, would be pleased to meet with the independent directors or their advisors to provide any additional information necessary to assist the directors in their deliberations.

The Offer is also subject to other customary conditions, as well as the condition that at least 50 million shares of Common Stock are validly tendered and not withdrawn (the “Minimum Tender Condition”). The Offer is not subject to a financing condition. We have sufficient financial resources to consummate the Offer, including debt commitments from BNP Paribas, HSBC Bank plc and UniCredit Bank AG for all funds required to purchase the maximum number of shares in the Offer.

If all 150 million shares of Common Stock are purchased in the Offer, we would own, together with our current shareholdings, an aggregate of 450,908,041 shares of Common Stock, representing approximately 60% of the issued and outstanding shares of Common Stock. If 50 million shares of Common Stock are purchased in the Offer, which represents the number of shares of Common Stock necessary to satisfy the Minimum Tender Condition, we would own an aggregate of 350,908,041 shares of Common Stock, representing approximately 47% of the issued and outstanding shares of Common Stock.

JAB believes it is in everyone’s interest to complete the transaction expeditiously, which includes working with the Company to make the required regulatory filings with the relevant governmental authorities for the Offer. We do not anticipate any substantive competition issues.

We are pleased to provide what we believe is an attractive opportunity to our fellow shareholders and look forward to hearing from you.

Sincerely,

/s/ Peter Harf

Chairman, JAB

* * * * *

Shortly following delivery of the letter to the Board, an affiliate of Offeror issued a press release disclosing the letter sent to the Board and its intention to conduct the Offer.

Separately, Parent advised the Board that it considers itself a long-term stockholder of the Company and that it is not interested in selling any of its Shares, including in any sale, merger or similar transaction.

On February 12, 2019, at a regularly scheduled meeting of the Board, the Board discussed that, in light of Offeror’s and its affiliates’ significant ownership of Shares and the fact that a number of members of the Board were officers, employees or affiliates of Offeror or its affiliates, the Company should explore forming a Special Committee of independent directors. Several of the independent directors, including Sabine Chalmers, Robert Singer and Erhard Schoewel, spoke or met several times over the ensuing two days regarding the formation of the Special Committee. During that period, Ms. Chalmers and Messrs. Singer and Schoewel interviewed potential financial advisors and Ms. Chalmers and Mr. Schoewel interviewed potential legal advisors.

On February 13, 2019, Offeror commenced the Offer and filed the Schedule TO with the SEC.

Effective as of February 14, 2019, by unanimous written consent of the Board, resolutions were adopted that, among other things, formed the Special Committee, comprised of Sabine Chalmers, Erhard Schoewel and Robert Singer, appointed Mr. Schoewel as chairman of the Special Committee and delegated to the Special Committee the power and authority to (i) formulate, establish, oversee and direct a process for the evaluation and negotiation of the Offer or certain alternative transactions, (ii) evaluate and negotiate the terms of any proposed definitive agreements in respect of the Offer or such alternative transactions that the Special Committee may determine to be necessary or advisable, (iii) make recommendations to the Board in consideration of the Offer or such alternative transactions that the Special Committee deems necessary or advisable, including that the Board (A) approve or reject the Offer, (B) approve any definitive agreement or other documentation related to the Offer, (C) recommend to the stockholders of the Company that they participate or not participate in the Offer and (D) take any other actions and consider any other matters that the Special Committee deems necessary or appropriate with respect to the Offer or any other potential strategic alternative and (iv) retain and compensate its own legal counsel and retain and compensate financial and other professional advisors, as it deems appropriate, to advise in the performance of its duties and responsibilities. The Board resolutions also provided that neither the Offer nor such alternative transactions would be approved by the Board without the recommendation of the Special Committee.

Over the course of the day on February 14, 2019, the Special Committee engaged in a series of additional conversations with prospective counsel, and the Special Committee engaged Sidley Austin LLP (“Sidley”) as its independent legal advisor in connection with the Offer and Richards, Layton & Finger, P.A. (“Richards Layton”) as its independent legal advisor to advise with respect to matters of Delaware law in connection with the Offer.

On February 15, 2019, the Company issued a press release announcing that the Board had formed the Special Committee to evaluate the Offer.

On February 15, 2019 and February 16, 2019, the Special Committee held meetings at which counsel participated during which, among other things, the Special Committee discussed organizational matters and the Special Committee received presentations and proposals from additional investment banking firms that the Special Committee had determined to consider as potential financial advisors in connection with the Offer, including Centerview Partners LLC (“Centerview”). In connection with its presentation, Centerview informed the Special Committee that it had not in the past three years been engaged by either the Company or the JAB Group.

On February 18, 2019, after due consideration, the Special Committee selected Centerview to act as its independent financial advisor and instructed Sidley to negotiate an appropriate engagement letter with Centerview. After being formally engaged, Centerview conducted its due diligence review of the Company over the ensuing weeks and had numerous conversations and meetings with members of the Company’s management regarding the operations, performance and future prospects of the Company.

On February 20, 2019, the Special Committee held a telephonic meeting with the Special Committee’s financial and legal advisors. At the meeting, among other things, representatives of Sidley discussed with the Special Committee its duties and responsibilities with respect to considering and evaluating the Offer. The Special Committee also discussed with representatives of Sidley and Centerview related process and organizational matters concerning the Offer.

On February 22, 25 and 26, 2019, the Special Committee held telephonic meetings with legal counsel and Centerview present at which, among other things, the Special Committee further discussed various process and timing matters concerning the Offer and received updates from Centerview on its due diligence process to date.

On February 26, 2019, the Special Committee executed an engagement letter with Centerview.

Also on February 26, 2019, following the closing of the trading markets, the Company filed the Original Statement, informing its stockholders that, at the time, the Special Committee was unable to take a position with respect to the Offer because it had not yet had sufficient time to complete a full and deliberate review of the material terms and provisions of the Offer, including the prospects of the Company, with the Special Committee’s financial, legal and other advisors to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its duties under applicable law.

On February 27, 2019, the Special Committee held a telephonic meeting with legal counsel and Centerview present at which, among other things, the Special Committee discussed the Offer, the Company and its operations, performance and prospects, and various process and timing matters concerning the Offer and also received updates from Centerview on its due diligence process to date.

On February 28, representatives of the JAB Group and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), the JAB Group’s legal advisor, contacted Centerview and Sidley, respectively, to convey the JAB Group’s concerns regarding the potential impact of uncertainty surrounding the Offer and the nature and timing of the Special Committee’s response to the Offer and to convey the JAB Group’s request to have a conversation with the members of the Special Committee. Representatives of Skadden communicated to Sidley that the JAB Group did not intend to negotiate with the Special Committee on the Offer Price and that if the Special Committee believed that the Offer Price was inadequate, the JAB Group would withdraw the Offer. Later in the day, the Special Committee held a telephonic meeting with Centerview and Sidley present to discuss the nature of the conversations that had occurred with representatives of the JAB Group and Skadden earlier in the day and to consider appropriate responses. The Special Committee determined, with the advice of Centerview and Sidley, that it should not itself have direct discussions with the JAB Group at that time, but the Special Committee instructed Centerview to reach out directly to representatives of the JAB Group to assure the JAB Group that the Special Committee and its advisors were diligently evaluating the Offer. During a conversation later that day between Centerview and the JAB Group, the JAB Group presented its rationale for the Offer and expressed it had no desire to either support the sale of the Company to an unaffiliated third party or acquire all of the outstanding Shares of the Company.

On March 1, 2019, the Special Committee held a telephonic meeting with legal counsel and Centerview present, at which, among other things, the Special Committee discussed the voluntary, partial nature of the Offer, the price and other terms of the Offer and the impact of the closing of the Offer on stockholders of the Company who do not tender their Shares or who tender Shares and are subject to proration. The advisors also discussed with the Special Committee the nature and range of the potential contractual minority stockholder protection provisions that the Special Committee could seek to negotiate with the JAB Group in connection with the Offer.

On March 4, 2019, the Special Committee held a telephonic meeting with legal counsel and Centerview present, at which, among other things, Centerview updated the Special Committee on its due diligence process to date and reviewed for the Special Committee a preliminary and illustrative financial analysis of the Company, which was based on publicly-available analyst expectations (and not guidance from the Company’s management or the results of Centerview’s due diligence). Also at this meeting, the Special Committee had further discussions with its advisors regarding potential minority stockholder protection provisions that the Special Committee could seek to negotiate with the JAB Group in connection with the Offer.

On March 6, 2019, the Special Committee held a telephonic meeting with legal counsel and Centerview present, at which, among other things, Centerview updated the Special Committee on its due diligence process to date and the Special Committee had further discussions with its advisors regarding potential minority stockholder protection provisions that the Special Committee could seek to negotiate with the JAB Group in connection with the Offer. As this meeting was concluding, a representative of Skadden called Sidley to seek to coordinate an in-person meeting between Centerview and Mr. Olivier Goudet, one of the two senior partners of the JAB Group, to discuss the Offer. The members of the Special Committee directed Centerview to meet with Mr. Goudet.

On March 7, 2019, consistent with the Special Committee’s prior direction, representatives of Centerview met in-person with Mr. Goudet. At the meeting, among other things, Mr. Goudet explained that the JAB Group intended the Offer to be a strong public expression of support for the Company and its management team, and the Centerview representatives and Mr. Goudet discussed the Company and its opportunities, challenges and prospects. Mr. Goudet also communicated the JAB Group’s concerns regarding the potential impact on the Company of uncertainty surrounding the Offer and the nature and timing of the Special Committee’s response to the Offer. The Centerview representatives described the substantial amount of work that had been performed by the Special Committee and its advisors to date and assured Mr. Goudet that the Committee was proceeding diligently, and that the Centerview representatives anticipated that the Special Committee and its advisors would be in a position to engage with the JAB Group and its advisors the following week. Mr. Goudet told the Centerview representatives that the JAB Group was willing to engage constructively with the Special Committee and its advisors but informed the Centerview representatives that the JAB Group was not willing to increase the Offer Price, acquire all of the outstanding Shares of the Company or increase the number of Shares being sought in the Offer.

On March 9, 2019, the Special Committee held an in-person and telephonic meeting with legal counsel and Centerview present. During this meeting, among other things, Centerview updated the Special Committee on the March 7 meetings with Mr. Goudet, reviewed and discussed with the Special Committee its due diligence process and findings to date, including the guidance received from management regarding the Company’s potential future financial performance and prospects, and reviewed and discussed with the Special Committee Centeriew’s preliminary valuation analysis and additional considerations relating to the Offer. In addition, representatives of Sidley reviewed and discussed Sidley’s due diligence review with the Special Committee. The members of the Special Committee and the Special Committee’s financial and legal advisors then discussed the Offer, including the impact of the Offer on stockholders whose Shares would not be purchased in the Offer, the Company and its operations, performance and prospects and the opportunities potentially available to, and challenges facing, the Company’s businesses, and discussed potential responses by the Special Committee to the JAB Group and related negotiating positions and strategies. Following further discussion, at the request of the Special Committee, the Company’s Chief Executive Officer, Chief Financial Officer and Chief Legal Officer joined the meeting by telephone and discussed with the Special Committee and its advisors, among other things, management’s perspectives regarding the financial guidance that had been provided by management to Centerview, the Company’s operations, performance and prospects and management’s current thinking regarding key elements of the strategic plan being developed by management. Following further discussion, management was excused from the meeting and the Special Committee and its legal and financial advisors discussed the perspectives provided by management, and the Special Committee provided direction to Centerview regarding the financial projections to be used by Centerview in its financial analysis. The Special Committee and the advisors then resumed their discussion of potential responses to the JAB Group and potential negotiating positions and strategies, and following further discussion, the Special Committee directed the advisors to seek a higher offer price from the JAB Group representing the JAB Group’s highest and best price and also request that the JAB Group agree to a proposed package of minority stockholder protection provisions.

On the morning of March 10, 2019, Sidley and Centerview contacted Skadden to discuss the terms of the Offer and delivered the Special Committee’s request that the JAB Group increase the Offer Price and agree to enter into a stockholders agreement containing certain minority stockholder protection provisions. In these discussions, Centerview did not specify a minimum offer price that the Special Committee was requesting, but instead stated that the JAB Group should provide its highest and best price. Shortly after this discussion, Sidley provided Skadden with a written summary of the requested minority stockholder protection provisions and later in the day Sidley provided Skadden with a draft of the Stockholders Agreement. Over the ensuing days, in addition to the negotiations regarding the standstill provisions described below, representatives of Sidley and Skadden exchanged drafts and negotiated the other terms of the Stockholders Agreement.

Later in the day on March 10, 2019, Mr. Goudet contacted Centerview to discuss the proposals that had been conveyed by Centerview and Sidley to Skadden earlier in the day. Mr. Goudet reiterated that the $11.65 per Share Offer Price was the best and final price that the JAB Group would be willing to pay but that it would be amenable to being subject to some of the minority stockholder protection provisions that had been proposed. Skadden then separately provided to Sidley and Centerview specific comments with respect to the minority stockholder protection provisions, including limiting the standstill provision to a three-year standstill period with the ability of the JAB Group to increase its ownership by up to 20% through market purchases or privately negotiated transactions. A short while later, Sidley and Skadden had a telephone call during which they discussed those comments in detail.

On March 11, 2019, the Special Committee held a telephonic meeting with legal counsel and Centerview present, at which Centerview and Sidley updated the Special Committee on the status of negotiations with the JAB Group and Skadden on the Stockholders Agreement and the Offer Price, including that Mr. Goudet had communicated to Centerview that the $11.65 per Share Offer Price was its best and final offer. Following discussions with its legal and financial advisors, the Special Committee determined to request that the JAB Group agree to the Special Committee’s desired formulation of the minority stockholder protection provisions, including an extended standstill period with the ability of the JAB Group to increase its ownership by up to 5% through market purchases or privately negotiated transactions and a minimum tender condition that would prevent the JAB Group from buying a modest number of shares in the Offer and then utilizing the exception to the standstill to acquire majority control through market or privately negotiated share purchases.

Following the Special Committee meeting on March 11, 2019, at the direction of the Special Committee, a Centerview representative called Mr. Goudet and sought to extend the standstill period, to limit the JAB Group’s ability to increase its ownership to a maximum of 5% and to introduce the higher minimum tender condition, and representatives of Sidley called Skadden to convey a similar message. Later in the day, Mr. Goudet called the Centerview representative to further discuss the Special Committee’s proposed standstill terms. During this conversation, among other things, Mr. Goudet offered three alternative resolutions: a five-year standstill with the ability to increase the JAB Group’s ownership by up to 15% through market purchases or privately negotiated transactions; a four-year standstill with the ability to increase the JAB Group’s ownership by up to 12.5% through market purchases or privately negotiated transactions; and a three-year standstill with the ability to increase the JAB Group’s ownership by up to 10% through market purchases or privately negotiated transactions. Mr. Goudet proposed that these provisions would apply after the closing of the Offer whether or not the JAB Group purchased sufficient Shares in the Offer to achieve majority ownership of the Company.

In the evening on March 11, 2019, Skadden emailed to Sidley a draft of the JAB Group’s proposed registration rights provisions. Over the ensuing days, the representatives of Sidley and Skadden exchanged drafts and negotiated the terms of the registration rights provisions.

Representatives of Sidley and Skadden had two conversations during the course of the morning on March 12, 2019, during which they discussed the parties’ respective positions on the standstill provisions and other minority stockholder protection terms, and Sidley proposed several potential alternative approaches for the standstill provision. At the conclusion of these calls, the representatives of Skadden requested that Mr. Goudet’s proposal be submitted to the Special Committee for its consideration.

On March 12, 2019, the Special Committee held a telephonic meeting with legal counsel and Centerview present, at which Centerview and Sidley updated the Special Committee on the status of negotiations with the JAB Group and Skadden. Following extensive discussions with its legal and financial advisors, the Special Committee determined that it would request that the JAB Group agree to a three-year standstill with the ability of the JAB Group to increase its ownership by up to 7.5% through market purchases or privately negotiated transactions. The Special Committee instructed Centerview to communicate this counter-proposal to Mr. Goudet, which Centerview proceeded to do later that day. Thereafter, Mr. Goudet responded to the Special Committee’s counter-proposal with a compromise proposal of a three-year standstill period with the ability of the JAB Group to increase its ownership by up to 9% through market purchases or privately negotiated transactions, and confirmed that the JAB Group would be amenable to addressing the Special Committee’s concerns regarding the minimum tender condition.

Later in the day March 12, 2019, the Special Committee held a telephonic meeting with legal counsel and Centerview present, at which Centerview described Mr. Goudet’s compromise proposal on the standstill provision and noted that Mr. Goudet had agreed to address the Committee’s concern regarding the minimum tender condition. Following extensive discussions with its legal and financial advisors, the Special Committee directed its advisors to seek to finalize the Stockholders Agreement consistent with the terms of the JAB Group’s most recent proposal.

Over the following days, the representatives of Skadden and Sidley finalized the terms of the Stockholders Agreement, including the registration rights provisions.

On March 15, 2019, the Special Committee held a telephonic meeting with legal counsel and Centerview present. At the invitation of the Special Committee, Pierre Laubies and Paul Michaels were present for the initial portion of the meeting to provide them with information and background regarding the Offer and the Special Committee’s process. Among other things, Centerview reviewed and discussed with the Special Committee and the directors the Special Committee’s process and negotiations with the JAB Group and its representatives and Centerview’s valuation analysis, including a review and discussion of the specific changes from Centerview’s analysis presented to and discussed with the Special Committee at the March 9, 2019 meeting. Following discussion, Messrs. Laubies and Michaels were excused from the meeting. At the request of the Special Committee, Centerview then rendered to the Special Committee an oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 17, 2019, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its written opinion as set forth in such opinion, the Offer Price to be paid to the holders of Shares that tender their Shares pursuant to the Offer is fair, from a financial point of view, to such holders. Following further discussions and receiving advice from its financial and legal advisors, the Special Committee directed Sidley to inform Skadden that the Special Committee was prepared to make its recommendation regarding the Offer to the Board and the stockholders of the Company (other than the JAB Group and its affiliates).

On March 17, 2019, the Special Committee held a telephonic meeting with legal counsel and Centerview present, at which, among other things, the Special Committee resumed its discussion and review of the proposed terms of the Offer and the Stockholders Agreement, the Company and its operations, performance and prospects, and the Special Committee process and its negotiations with the JAB Group. Following further discussion, at the request of the Special Committee, Centerview delivered its written opinion to the effect that, based on the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its written opinion as set forth in such opinion, the Offer Price to be paid to the holders of Shares that tender their Shares pursuant to the Offer is fair, from a financial point of view, to such holders. Legal counsel further advised the members of the Special Committee regarding their fiduciary duties under Delaware law in considering the Offer and summarized the terms and conditions of the Offer and the Stockholders Agreement (including the minority stockholder protections contained therein). Following further discussions, the Special Committee unanimously determined that the making of the Offer and the execution and delivery of the Stockholders Agreement were advisable and in the best interests of the stockholders of the Company (other than the JAB Group and its affiliates), to recommend that stockholders of the Company who, after having considered all of the factors considered by the Special Committee in its evaluation of the Offer (which are described in Item 4 – Reasons for the Recommendation), determine it is in their personal interest to sell all or a portion of their Shares at the time of the Offer accept the Offer and tender their Shares pursuant to the Offer, and to recommend that the Board approve the Stockholders Agreement and recommend that stockholders of the Company who, after having considered all of the factors considered by the Special Committee in its evaluation of the Offer (which are described in Item 4 – Reasons for the Recommendation), determine it is in their personal interest to sell all or a portion of their Shares at the time of the Offer accept the Offer and tender their Shares pursuant to the Offer.

Immediately following the Special Committee meeting on March 17, 2019, the Board held a telephonic meeting with legal counsel to the Special Committee present. The representatives of the JAB Group who are members of the Board discussed with the Board their reasons for making the Offer, including their belief that the Offer represents a strong public expression of support for the Company and its management team. Following discussion, Messrs. Harf, Faber and Goudet and Ms. Kamenetzky excused themselves from the meeting. The members of the Special Committee and their legal advisors reviewed with the Board the Special Committee’s process and, following further discussion, the Special Committee delivered its recommendation to the Board that the Board approve the Stockholders Agreement and recommend that stockholders of the Company who, after having considered all of the factors considered by the Special Committee in its evaluation of the Offer (which are described in Item 4 – Reasons for the Recommendation), determine it is in their personal interest to sell all or a portion of their Shares at the time of the Offer accept the Offer and tender their Shares pursuant to the Offer. Following further discussion and deliberation, all of the members of the Board (other than the members who had excused themselves, who were not present) unanimously determined that the Offer and entering into the Stockholders Agreement were advisable and in the best interests of the stockholders of the Company (other than the JAB Group and its affiliates) and to recommend that stockholders of the Company who, after having considered all of the factors considered by the Special Committee in its evaluation of the Offer (which are described in Item 4 – Reasons for the Recommendation), determine it is in their personal interest to sell all or a portion of their Shares at the time of the Offer accept the Offer and tender their Shares pursuant to the Offer.

On March 17, the Company and the JAB Stockholder Parties entered into the Stockholders Agreement.

Substantially concurrently with the filing of this Statement, the JAB Group will file an amendment to its Schedule TO to amend the definition of “Minimum Tender Condition” to mean that there have been validly tendered and not withdrawn at least 75,471,655 Shares in the Offer.

Reasons for the Recommendation

In reaching its conclusions and making the recommendations described above, the Special Committee considered numerous positive factors supporting its recommendations, including:

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Premium for Purchased Shares. The Offer Price represents a premium of approximately 21% to the closing Share price on February 11, 2019, the last trading day prior to the announcement of the Offer. The Offer Price also represents a premium of approximately 38% to the 90-day volume-weighted average share price as of February 11, 2019, the last trading day before the announcement of the Offer, and a premium of approximately 51% to the 30-day volume-weighted average share price as of February 11, 2019, the last trading day before the announcement of the Offer.

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Liquidity and Certainty. The Special Committee considered the fact that the Offer provides certainty, near-term value and liquidity to tendering stockholders whose Shares are purchased in the Offer at a time when the Company is facing significant risks and challenges and has a largely new senior management team that is currently developing a comprehensive strategic plan for the Company. The Special Committee also considered the fact that tendering stockholders would reduce their exposure to the inherent risks and uncertainties regarding management’s ability to develop and successfully execute the anticipated new strategic plan.

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Optionality. The Special Committee considered that each of the Company’s stockholders will be able to make an independent judgment of whether to maintain its ownership interest in the Company or to reduce or, pending proration, eliminate its interest in the Company by participating in the Offer and that the nature of the Offer is entirely voluntary and that no stockholder will be compelled to tender its Shares in the Offer. Considerations that the Special Committee believed may be relevant to each stockholder’s individual decision whether to tender also included:

•	the stockholder’s determination of the adequacy of the Offer Price in light of the stockholder’s own investment objectives and analysis;

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the stockholder’s views as to the Company’s prospects and outlook and whether the Stockholders Agreement will sufficiently preserve a premium to be paid for such Shares in future strategic transactions involving the Company’s common equity, if any;

•	the stockholder’s need for liquidity or diversification of its investment portfolio;

•	other investment opportunities, including other types of investments, available to the stockholder;

•	whether the stockholder requires current income on its investment in the Company;

•

the stockholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the stockholder may wish to consult with competent investment professionals;

•

in the case of stockholders who are directors, officers or employees of the Company, the obligation of such stockholder under the Company’s stock ownership guidelines to own a significant amount of the Company’s common stock during their term of service and the potential perception of investors, employees and other relevant constituencies of a sale of Shares by such director or officer;

•	the tax consequences to the stockholder of participating in the Offer, for which the stockholder may wish to consult with competent tax advisors; and

•	the factors considered by the Special Committee as described in this Statement and any other factors that the stockholder deems relevant to its investment decision.

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Special Committee Process; Best and Final Offer. The Special Committee considered the fact that the Special Committee retained independent financial and legal advisors and established a process for a thorough review and analysis of the Offer and the Company’s alternatives to the Offer and that the Special Committee, through its advisors, negotiated the terms of the Offer and the Stockholders Agreement with the JAB Group and its representatives and that, based on these negotiations, the Special Committee believed that the $11.65 per Share Offer Price and the other terms of the Offer and the Stockholders Agreement represented the JAB Group’s best and final offer and that the JAB Group was not willing to increase its price or otherwise improve its terms.

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Protections for Continuing Unaffiliated Stockholders. The Special Committee considered the potential impact of the consummation of the Offer on stockholders of the Company whose Shares are not purchased in the Offer (other than the JAB Group and its affiliates), including stockholders of the Company whose Shares are tendered pursuant to the Offer but not purchased in full due to proration, and negotiated the Stockholders Agreement containing provisions intended to enhance the potential for stockholders following the completion of the Offer to participate in the potential value creation that could result from management’s execution of its anticipated new strategic plan and to receive a premium for the purchase of their Shares in the event of future strategic transactions involving the Company’s common equity. More specifically, the Special Committee considered the following provisions:

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Standstill. The JAB Stockholder Parties have agreed that, during the three-year period following the consummation of the Offer, they will not, subject to certain exceptions, effect or enter into any agreement to effect any acquisition of shares of capital stock of the Company (including Shares, “Company Securities”), except, in the event the Minimum Tender Condition is satisfied, the JAB Stockholder Parties may acquire Company Securities on an established securities exchange or through privately negotiated transactions that, after giving effect to such acquisition, does not result in an increase in the JAB Stockholder Parties’ and their affiliates’ collective beneficial ownership percentage of the voting power of the then issued and outstanding Company Securities to an amount greater than the percentage of the voting power of the issued and outstanding Company Securities beneficially owned by the JAB Stockholder Parties, collectively, as of the consummation of the Offer, plus 9% (meaning, if the Offer is fully subscribed, a cap of approximately 69% for three years after the consummation of the Offer).

•	Restrictions on Transfer. The JAB Stockholder Parties have agreed that, during the three-year period following the consummation of the Offer, they will not, subject to certain exceptions, transfer any Company Securities to any other person or group (other than an affiliate of any of the JAB Stockholder Parties) that, after giving effect to such transfer, would beneficially own in excess of 20% of the voting power of the then issued and outstanding Company Securities unless the JAB Stockholder Parties transfer all (but not less than all) of their Company Securities to a third party pursuant to a transaction in which (i) such third party acquires all of the then issued and outstanding Company Securities and (ii) the price and other terms on which the JAB Stockholder Parties participate in such transaction are the same as the price and other terms offered and available to all other holders of Shares.

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Restrictions on Going Private Transactions. The JAB Stockholder Parties have agreed that, for so long as the Stockholders Agreement is in effect, they will not effect or seek to effect, or announce any intention to effect, any “Rule 13e-3 transaction” (as defined in Rule 13e-3 under the Exchange Act), commonly known as a ‘going private’ transaction, unless such transaction is conditioned on both (i) the approval of a committee of the Board comprised solely of Independent Directors (defined below) and (ii) the affirmative vote of the stockholders of the Company representing at least a majority of the voting power of the Shares owned by stockholders that are not the JAB Stockholder Parties or their affiliates.

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Restrictions on Related Party Transaction. The JAB Stockholder Parties and the Company have agreed that, for so long as the Stockholders Agreement is in effect, all material related party transactions between any JAB Stockholder Party or any of its affiliates, on the one hand, and the Company or any of its subsidiaries, on the other hand, including any amendment, modification, enforcement or waiver of the rights of the Company or any of its subsidiaries under the Stockholders Agreement, will require the prior approval of a committee of the Board comprised solely of Independent Directors.

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Commitment to Maintain a Minimum Number of Independent Directors. The JAB Stockholder Parties and the Company have agreed, for so long as the Stockholders Agreement is in effect, to take all necessary actions within their control to maintain, at any given time, no fewer than four directors on the Board who are each (i) “independent” under the requirements of Rule 10A-3 under the Exchange Act and under the rules of the applicable securities exchange and (ii) disinterested as it relates to the JAB Stockholder Parties and their respective affiliates (any such director, an “Independent Director”), each of whom shall be nominated by the Remuneration and Nomination Committee of the Board (such committee or any successor committee of the Board, the “Remuneration and Nomination Committee”) (or, if at the time of such nomination, the Remuneration and Nomination Committee is not composed of a majority of Independent Directors, such other committee of the Board that is composed of a majority of Independent Directors) and approved by the Board. The JAB Stockholder Parties and the Company have also agreed to take all necessary actions within their control to cause, no later than September 30, 2019, to be elected to the Board two new Independent Directors, each of whom shall be nominated by the Remuneration and Nomination Committee (or, if at the time of such nomination, the Remuneration and Nomination Committee is not composed of a majority of Independent Directors, such other committee of the Board that is composed of a majority of Independent Directors) and approved by the Board.

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Registration Rights. The JAB Stockholder Parties and the Company have agreed on customary registration rights to provide for a mechanism for an orderly disposition of the Shares held by the JAB Stockholder Parties in the event they wish to sell such Shares in the future.

•	Financial Analysis and Opinion of Centerview. The Special Committee considered its discussions with and advice received from Centerview and the written opinion of Centerview dated March 17,

2019, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken in preparing its written opinion as set forth in such opinion, the Offer Price in cash per Share to be paid to the holders of the Shares that tender their Shares pursuant to the Offer is fair, from a financial point of view, to such holders. The full text of Centerview’s opinion is included as Annex A to this Statement. Further discussion of the opinion of and the related presentation by Centerview to the Special Committee is set forth below in this Item 4 – Opinion of the Special Committee’s Financial Advisor.

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Financial and Business Information; Projections. The Special Committee received financial, business and other information concerning the historical and current financial condition, results of operations, leverage, business and prospects of the Company, the risks involved in achieving those prospects, and national and international economic conditions and conditions in the markets and industries in which the Company operates. The Special Committee engaged in discussions with management and Centerview regarding such financial, business and other information and considered the potential impact of such financial, business and other information on the Company’s financial condition and operating performance, as well as on the market valuation of the Company and its stock price and performance. Additionally, the Special Committee considered the five-year Projections (defined below) and the potential opportunities and risks relating to management’s ability to develop and execute a new strategic plan for the Company.

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Reputation of the JAB Group and Experience with the JAB Group as Long-Term Holder. The Special Committee considered that the JAB Group and its affiliates have been long-standing investors in the Company, having acquired the Company in the early 1990s and having been its majority stockholders prior to and following its initial public offering in 2013, and having owned in excess of approximately 35% of the Company’s outstanding Shares since the combination of the Company and The Procter & Gamble Company’s beauty business in 2016. In that regard, the Special Committee considered the Company’s experience with the JAB Group as a substantial investor. The Special Committee also considered its belief that the JAB Group has a reputation as a long-term-oriented investor, with a willingness to support companies during periods of substantial investment, transition and change.

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Status of JAB as a Substantial Holder of Shares. The Special Committee considered that, even without the purchase of Shares in the Offer, the JAB Group is the Company’s largest stockholder and, as a result, has the ability to exercise significant influence over decisions requiring stockholder approval, including the election of directors, amendments to the Company’s certificate of incorporation and approval of significant corporate transactions, such as a merger or other sale of the Company or its assets. The Special Committee also considered that there are no current contractual restrictions on acquisitions of Shares by the JAB Group.

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The JAB Group’s Stated Purpose of the Offer. The Special Committee considered the fact that the JAB Group has stated in its filings with the SEC that it does not have any present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, or any purchase, sale or transfer of a material amount of the Company’s assets, or any material changes in the Company’s present dividend policy, indebtedness or capitalization, composition of its management or Board or its corporate structure or business. Future dividends will be declared if, as and when determined by Board at the relevant date in the future. The Special Committee also considered that the JAB Group has informed representatives of the Special Committee that it desires to consummate the Offer, among other things, in order to show its support for the Company during a period of challenge, uncertainty and transition for the Company, that the JAB Group desires to support continued long-term improvement in the Company’s business for the benefit of all continuing stockholders, and that the increase in the JAB Group’s ownership position will further align the JAB Group’s interests with those of the Company’s other stockholders. The Special Committee further considered that the JAB Group has informed the Special Committee that, at this time, it is not willing to support the sale of the Company to an unaffiliated third party and it is not interested in acquiring all of the outstanding Shares of the Company.

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Effect of Offer on Trading Price of Shares. The Special Committee considered the effect of the Offer on the trading price of the Shares, and the potential negative effect that the termination or withdrawal of the Offer by Offeror would have on the same.

In the course of its consideration and evaluation of the Offer, the Special Committee also considered, among other things, the following negative factors:

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Maximum Number of Shares to be Purchased. The Special Committee considered the fact that Offeror is offering to purchase less than all of the Company’s outstanding Shares at the Offer Price, which would leave a smaller public float outstanding after the Offer and may result in a more limited trading market for the Shares following the consummation of the Offer. The Special Committee considered that the JAB Group had informed representatives of the Special Committee that the JAB Group was not willing to acquire the entire Company or increase the number of Shares being sought in the Offer. The Special Committee also considered that the Offer will not be immediately followed by a merger or other transaction, whereby the remaining stockholders would receive the same consideration to be received by stockholders whose Shares are purchased in the Offer.

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Proration. The Special Committee considered that, in the event that more than 150,000,000 Shares are tendered and not validly withdrawn prior to the expiration of the Offer, upon acceptance, Offeror will purchase such tendered Shares on a pro rata basis from all tendering stockholders (with adjustments to avoid purchases of fractional Shares), and such proration may require such stockholders to hold, after the consummation of the Offer, Shares that they had tendered into the Offer.

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Timing of the Offer. The Special Committee considered that the Offer was made following a substantial decline in the trading prices of the Company Shares, at a time when several members of the Company’s senior management, including the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer for the Company’s Consumer Beauty division and the Company’s Head of Supply Chain, had recently joined the Company, and at a time when the new senior management was in the process of developing a comprehensive new strategic plan. The Special Committee also considered that the trading price of Shares had increased by 37% from $7.06 to $9.66 per Share during the period beginning on February 7, 2019, the day prior to the Company’s second quarter earnings announcement, and February 11, 2019, the day prior to the announcement of the Offer.

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Inability to Participate in Future Growth, Dividends or Alternative Strategic Transactions. The Special Committee considered that while each of the Company’s stockholders will be able to make an independent judgment of whether, to maintain its ownership interest in the Company or to reduce or, pending proration, eliminate its interest in the Company by participating in the Offer, those stockholders whose Shares are tendered and purchased in the Offer will not participate in any future benefits arising from continued ownership of those Shares, including any potential future earnings growth of the Company, future dividends, subsequent increases in the market price of the Shares and strategic transactions involving the Company, including any possible eventual sale of the Company. Although no such transaction is pending or contemplated by the Special Committee at this time and though the JAB Group has indicated to the Board that, at this time, it is not willing to support the sale of the Company to an unaffiliated third party and is not interested in acquiring all of the outstanding Shares of the Company, and disclosed in its Offer that the JAB Group does not have any present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, or any purchase, sale or transfer of a material amount of the Company’s assets, the Special Committee cannot predict if or when such alternative transaction may occur in the future and, if such a transaction were to occur, whether the terms and conditions of any such transaction would be more favorable or less favorable to the Company’s stockholders than the terms and conditions, including the Offer Price, of the Offer.

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Third Party Transactions. The Special Committee considered the fact, that prior to consummation of the Offer, the JAB Group has the ability to exercise significant influence over decisions requiring stockholder approval, but does not currently have a majority ownership stake, however, Offeror’s obtaining a majority ownership stake following the Offer would clearly prevent other third parties from acquiring the Company without the JAB Group’s consent, which may decrease the likelihood of a subsequent sale of the Company, or that minority stockholders receive a control premium for their Shares upon any such subsequent sale of the Company, notwithstanding the provisions of the Stockholders Agreement intended to protect minority stockholders’ ability to receive a premium for the purchase of their Shares in the event of future strategic transactions involving the Company.

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Ability of the JAB Group to Acquire Additional Shares. The Special Committee considered that the standstill provisions of the Stockholders Agreement limit, but do not prohibit, the ability of the JAB Group to acquire additional shares after the consummation of the Offer during the standstill period and that the per share price paid by the JAB Group for such shares may be lower than the per share price paid in the Offer. The Special Committee also considered that the standstill provisions terminate after three years following the consummation of the Offer, and do not survive indefinitely.

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Broad Conditions to Consummation. The Special Committee considered the fact that the Offer is subject to satisfaction of or, if permitted, waiver of numerous conditions, including (i) the Minimum Tender Condition and (ii) the Board Support Condition, as well as other conditions that provide Offeror with broad discretion to decide not to purchase the Shares. For example, the Offer provides that the JAB Group may terminate the Offer if at any time prior to the consummation of the Offer, there occurs any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which the Company or its subsidiaries or affiliates do business that could, in the reasonable judgment of Offeror, have a material adverse effect on the business, properties, condition (financial or otherwise), assets, liabilities, capitalization, shareholders’ equity, licenses, franchises, operations or results of operations of the Company or any of its subsidiaries or affiliates. In addition, the Offer provides that the JAB Group may terminate the Offer if there is any decline in either the Dow Jones Industrial Average, the S&P Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% or any decline in the market price of the Shares by an amount in excess of 15%, measured from the close of business at the time of the announcement of the Offer. Further, the Offer provides that the JAB Group may terminate the Offer if there shall have been instituted, pending or Offeror shall have been definitively notified of any person’s intent to commence, or in Offeror’s reasonable judgment there is a reasonable likelihood that any person intends to commence, any litigation, suit, claim, action, proceeding or investigation before any Governmental Entity seeking, or which in the reasonable judgment of Offeror is reasonably likely to result in, any material diminution in the benefits reasonably expected to be derived by Offeror or any other subsidiary or affiliate of Offeror as a result of the transactions contemplated by the Offer.

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Terms of Offeror’s Financing. The Special Committee considered that Offeror has disclosed that its financing utilizes a margin-financing type structure, and that under certain circumstances, including in the event of a significant decline in the trading price of the Shares, Offeror may be required to sell Shares into the open market, or its lenders providing financing in connection with the Offer may foreclose on their security interest in such Shares and themselves sell Shares into the open market. In that regard, the Special Committee also considered that the leverage included in the margin financing structure may increase, including in connection with the acquisition of additional Shares by Offeror following the Offer. Further, the Special Committee considered that, following the consummation of the Offer, the JAB Group may utilize future declarations of dividends as a means to support its financing structure used in connection with the Offer. The Special Committee considered that, if such a foreclosure and resulting sale of Shares occurred, the trading price of the Shares may be negatively affected.

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Potential or Actual Conflicts of Interest. The Special Committee considered the fact that certain of the Company’s directors and executive officers may have certain actual or potential interests with respect to the Offer in addition to their interests as stockholders of the Company generally, as described in Item 3 – Past Contacts, Transactions, Negotiations and Agreements – Actual or Potential Conflicts of Interest Between the Company’s Directors and the JAB Group and Item 3 – Past Contacts, Transactions, Negotiations and Agreements – Certain Transactions Between the Company and Offeror and its Affiliates. The Special Committee then considered the impact of its formation, as well as the recusal of the representatives of the JAB Group who are members of the Board, with respect to matters regarding the Offer as factors mitigating any such potential or actual conflicts of interest.

•	Tax Treatment. The Special Committee considered the fact that receipt of cash in exchange for Shares in the Offer will be a taxable transaction for U.S. federal income tax purposes.

The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive, but includes the material factors considered by the Special Committee. Due to the variety of factors considered in connection with its evaluation of the Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation to the Board. In addition, the Special Committee did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Special Committee, but rather conducted an overall analysis of the factors described above, including by conducting discussions with and questioning of the Company’s management and the Special Committee’s advisors.

In addition to the foregoing factors, the Special Committee also considered the fact that, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates and subsidiaries, as of the date hereof, intends to tender pursuant to the Offer any Shares held of record or beneficially owned by such person.

Projections Used by the Special Committee

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due, among other things, to the inherent unpredictability of the underlying assumptions, estimates and projections. Furthermore, at the time Offeror made the Offer, due to the recent business challenges that the Company has previously publicly disclosed, the Company’s management did not have a current strategic plan or other medium- or long-term forecasts or projections covering all three of its business segments that it believed were appropriate for use by the Special Committee in connection with evaluating the Offer. While the Company management was at that time actively working on developing a new strategic plan, management informed the Special Committee that it did not believe the work on the new strategic plan could be substantially completed before substantially into the fourth fiscal quarter, in part because several members of the Company’s senior management team who were expected to be integrally involved in those efforts had only recently joined the Company, including the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer for the Company’s Consumer Beauty division and the Company’s Head of Supply Chain.

Given the absence of a current strategic plan and medium- and long-term projections and forecasts, the Special Committee requested, through Centerview, that the management of the Company consider the then-

current key assumptions that were expected to underlay the Company’s new strategic plan as well as the opportunities and challenges facing the Company and the approach management would take to adjusting the Company’s prior strategic plan to reflect the potential impact of such assumptions, opportunities and challenges. This process resulted in the five year, risk-adjusted financial projections summarized in the table below (the “Projections”), prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby, based on key assumptions including a materially steady economic environment over the next five years, that the Company would not engage in material mergers, acquisitions or other similar arrangements, that there are no material and adverse changes to the Company’s material licensing arrangements, that management is able to successfully develop and complete initiatives to improve the condition of the Company’s Consumer Beauty business and that the Company will improve operating margins across its business segments.

The Projections were provided to, and considered by, the Special Committee and the members of the Board of Directors voting on the matter in connection with their evaluation of the Offer and related matters, and the Special Committee directed Centerview to use the Projections in connection with the rendering of its fairness opinion to the Special Committee and performing its related financial analysis, as described below in Item 4 – Opinion of the Special Committee’s Financial Advisor. The Projections were not provided to Offeror, its affiliates or its advisors until after the negotiation regarding the Offer was completed.

The Projections were prepared solely for the use of the Special Committee and the Board of Directors in connection with their evaluation of the Offer and related matters. The Projections were not prepared with a view toward public disclosure or to provide any guidance to stockholders concerning the anticipated future performance of the Company and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The Projections are included solely to give the Company’s stockholders access to the financial projections that were made available to the Special Committee, members of the Board of Directors and Centerview and are not being included in this Statement to influence any stockholder’s decision whether to accept the Offer and tender their Shares pursuant to the Offer.

The numerical specificity with which the Projections are presented is not an indication of their likely accuracy or precision, as they were necessarily based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Further, as the Projections cover multiple years, by their nature the Projections become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive, business, financial market and regulatory conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on, among other things, actual results, revised prospects for the Company’s businesses and segments and changes in market conditions. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the ability of the Company’s management to develop and implement the in-process strategic plan and achieve strategic goals, objectives and targets on a timely basis, competitive trends and developments affecting one or more of the Company’s operating segments, changes in industry trends and consumer preferences, and other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018, subsequent Quarterly Reports on Form 10-Q and current reports on Form 8-K, as well as the section entitled Cautionary Statement Regarding Forward-Looking Statements in this Statement.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the summaries of the Projections in this Statement should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and such summaries should not be relied upon as such. None of the Company, Offeror or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. None of the Company, Offeror or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or other person regarding the ultimate performance of the Company compared to the information contained in this summary or that the Projections will be achieved. The Company has made no representation to Offeror concerning the Projections.

Certain of the Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in the Projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Projections included below. The Projections are not necessarily indicative of future performance, which may be significantly more favorable or less favorable than as set forth below. The Projections should not be utilized as public guidance and will not be provided in the ordinary course of the Company’s business in the future.

Projections Used by the Special Committee

	Fiscal Year Ending June 30,
	2019E	2020E	2021E	2022E	2023E	2024E
Net Revenue	$8,777	$8,701	$8,759	$8,910	$9,105	$9,309
% Growth	(6.6%)	(0.9%)	0.7%	1.7%	2.2%	2.2%

Adj. EBITDA(1)	$1,323	$1,419	$1,518	$1,628	$1,745	$1,786
% Margin	15.1%	16.3%	17.3%	18.3%	19.2%	19.2%

Adj. Operating Inc.(2)	$954	$1,029	$1,125	$1,233	$1,347	$1,386
% Margin	10.9%	11.8%	12.8%	13.8%	14.8%	14.9%
Margin Expansion	23bps	95bps	102bps	99bps	96bps	9bps

USD in millions.

(1)	Adjusted EBITDA is defined as adjusted operating income less depreciation. See footnote (2) for adjusted operating income.
(2)

Adjusted operating income excludes restructuring costs and business structure realignment programs, amortization, acquisition-related costs and acquisition accounting impacts, asset impairment charges and certain other adjustments.

Opinion of the Special Committee’s Financial Advisor

The Company retained Centerview as independent financial advisor to the Special Committee in connection with the Offer. In connection with this engagement, the Special Committee requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares that tender their Shares, pursuant to the Offer of the Offer Price proposed to be paid to such holders pursuant to the Offer. On March 15, 2019, Centerview rendered to the Special Committee its oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 17, 2019 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares that tender their Shares pursuant to the Offer was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated March 17, 2019, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Special Committee (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Offer and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares that tender their Shares pursuant to the Offer of the Offer Price to be paid to such holders pursuant to the Offer. Centerview’s opinion did not address any other term or aspect of the Offer and does not constitute a recommendation to any stockholder of the Company or any other person as to whether or not such stockholder or other person should tender Shares in connection with the Offer or otherwise act with respect to the Offer or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	The Schedule TO (including the exhibits thereto) and the Offer to Purchase and Letter of Transmittal, which are together referred to in this summary of Centerview’s opinion as the “Offer Documents”;

•	Annual Reports on Form 10-K of the Company for the years ended June 30, 2018, June 30, 2017 and June 30, 2016;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders;

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company used by Centerview at the Special Committee’s direction for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Internal Data”; and

•

certain financial forecasts, analyses and projections with respect to the future financial performance of the Company based on guidance and input from management of the Company and used by Centerview at the Special Committee’s direction for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Company Forecasts.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the Company Forecasts. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Offer with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data and the Company Forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data and the Company Forecasts for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data, the Company Forecasts or the assumptions on which they were based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview also assumed, at the Company’s direction, that the Offer will be consummated in accordance with the terms set forth in the Offer Documents and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not express any opinion as to the prices at which the Shares would trade at any time and did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Offer on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Special Committee’s underlying business decision to recommend the Offer, or the relative merits of the Offer as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares that tender their Shares pursuant to the Offer of the Offer Price to be paid to such holders pursuant to the Offer. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Offer, including, without limitation, the structure or form of the Offer, or any other agreements or arrangements contemplated by the Offer or entered into in connection with or otherwise contemplated by the Offer, including, without limitation, the fairness of the Offer or any other term or aspect of the Offer to, or any consideration to be received in connection therewith by, or the impact of the Offer on, the holders of any remaining Shares or any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Offer, whether relative to the Offer Price to be paid to the holders of the Shares that tender their Shares pursuant to the Offer or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company or any other person as to whether or not such stockholder or other person should tender Shares in connection with the Offer, or otherwise act with respect to the Offer or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Special Committee (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Offer. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Special Committee in connection with Centerview’s opinion, dated March 17, 2019. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion.

In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. None of the Company, the Special Committee, the Board, Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 14, 2019 and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed certain financial information of the Company and compared it to corresponding financial information of the following publicly traded companies that Centerview selected based on its experience and professional judgment (referred to as the “selected companies” in this summary of Centerview’s opinion):

•	Avon Products, Inc.

•	Beiersdorf AG

•	e.l.f. Cosmetics, Inc.

•	Inter Parfums, Inc.

•	L’Occitane International S.A.

•	L’Oréal S.A.

•	Revlon, Inc.

•	Shiseido Company, Ltd.

•	The Estée Lauder Companies, Inc.

Although none of the selected companies is directly comparable to the Company, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, Centerview considered similar to those of the Company. However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of March 14, 2019, Centerview calculated, among other things, for each selected company set forth below, the implied enterprise value (calculated, to the extent publicly available, as the market value of common equity (determined using the treasury stock method and taking into account exercisable in the money options, other equity awards and other convertible securities, as applicable) plus the debt, preferred stock and noncontrolling interests less cash and cash equivalents (excluding cash held on trust and restricted cash, as applicable) and equity investments) as a multiple of Wall Street research analyst consensus estimated earnings before interest expense, income taxes, depreciation and amortization (which is referred to in this summary of Centerview’s opinion as “EBITDA”) for calendar year 2019. The results of this analysis are summarized as follows:

Enterprise Value/ CY 2019 EBITDA
Low	7.7x
Mean	15.3x
Median	16.1x
High	19.6x

Based on the foregoing analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference of multiples of enterprise value to estimated 2019 calendar year EBITDA of 11.0x to 14.0x. In selecting this range of multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected companies that could affect the public trading values in order to provide a context in which to consider the results of the quantitative analysis.

Centerview applied this range to the Company’s estimated 2019 calendar year Adjusted EBITDA of approximately $1,371 million derived from the Company Forecasts (calculated by taking the average of the Company’s estimated 2019 and 2020 fiscal year Adjusted EBITDA as set forth in Item 4 – Projections Used by the Special Committee) to derive a range of implied enterprise values for the Company. Centerview subtracted from this range of implied enterprise values the Company’s net debt, adjusted for noncontrolling interests, as of December 31, 2018, as set forth in the Company’s Quarterly Report Form 10-Q for the period ending December 31, 2018, to derive a range of equity values for the Company. Centerview then divided these ranges of implied equity values by the number of fully-diluted outstanding Shares based on the most recently available information that is set forth in the Internal Data to derive a range of implied values per Share of approximately $9.45 to $14.90, rounded to the nearest $0.05. Centerview compared this range to the Offer Price of $11.65 per Share to be paid to the holders of such Shares that tender their Shares pursuant to the Offer.

Selected Transactions Analysis

Centerview reviewed and compared certain information relating to the following selected transactions that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Offer.

Announcement Date	Target	Acquiror
June 2017	The Body Shop International Limited	NaturaBrasil
June 2017	Parfums de Coeur Ltd	CVC Capital Partners
January 2017	Younique (60% stake)	Coty Inc.
November 2016	Too Faced Cosmetics	The Estée Lauder Companies, Inc.
October 2016	Good Hair Day (ghd)	Coty Inc.
July 2016	IT Cosmetics	L’Oréal S.A.
June 2016	Elizabeth Arden, Inc.	Revlon, Inc.
June 2016	Vogue International LLC	Johnson & Johnson
November 2015	Hypermarcas SA	Coty Inc.
August 2015	Steiner Leisure Limited	L Catterton
July 2015	43 Beauty Brands (P&G)	Coty Inc.
August 2013	Colomer Group Spain SL	Revlon, Inc.
October 2011	Concern Kalina, OAO (82% stake)	Unilever PLC/Unilever N.V.
March 2011	Sanex Personal Care Brands	Colgate-Palmolive Company
September 2010	Alberto Culver Company	Unilever PLC/Unilever N.V.
January 2010	Bare Escentuals, Inc.	Shiseido Company, Ltd.
September 2009	Sara Lee Body Care	Unilever PLC/Unilever N.V.

These transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Company. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operations, results, business mix or product profiles that, for purposes of this analysis, may be considered similar to certain operations, results, business mix or product profiles of the Company.

Centerview calculated, for each selected transaction set forth below, among other things, the enterprise value (calculated as described above) implied for the applicable target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s EBITDA for the latest twelve month period (referred to as “LTM”) at the time of the transaction announcement. The results of this analysis are summarized as follows:

Enterprise Value/ LTM EBITDA
Low	9.2x
Mean	13.8x
Median	12.7x
High	23.7x

No company or transaction used in this analysis is identical or directly comparable to the Company or the Offer. The companies included in the selected transactions listed above were selected, among other reasons, based on Centerview’s experience and professional judgment, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of the Company. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected transactions analysis. Accordingly, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference of multiples of enterprise value to LTM EBITDA of 10.0x to 15.0x. In selecting this range of multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of the Company and the companies included in the selected transactions and other factors that could affect the public trading, acquisition or other values of such companies or the Company in order to provide a context in which to consider the results of the quantitative analysis. Centerview applied this range to the Company’s LTM Adjusted EBITDA of $1,297 million for the period ended December 31, 2018 to derive a range of implied enterprise values for the Company. Centerview subtracted from this range of implied enterprise values the Company’s net debt, adjusted for noncontrolling interests, as of December 31, 2018, as set forth in the Company’s Quarterly Report on Form 10-Q for the period ending December 31, 2018, to derive a range of equity values for the Company. Centerview then divided these ranges of implied equity values by the number of fully-diluted outstanding Shares based on the most recently available information that is set forth in the Internal Data to derive a range of implied values per Share of approximately $6.65 to $15.25, rounded to the nearest $0.05. Centerview compared this range to the Offer Price of $11.65 per Share to be paid to the holders of such Shares that tender their Shares pursuant to the Offer.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Company Forecasts and calculations of the unlevered free cash flows derived from the Company Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of illustrative equity values for the Company by (a) discounting to present value using discount rates ranging from 8.0% to 9.0% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital) and the mid-year convention: (i) the forecasted fully taxed unlevered free cash flows of the Company over the period beginning July 1, 2019 and ending on June 30, 2024, as set forth in the Company Forecasts and (ii) a range of illustrative terminal values of the Company, calculated by Centerview applying perpetuity growth rates ranging from 2.0% to 3.0% to the Company’s fully taxed unlevered free cash flows for the terminal year (as set forth in the Company Forecasts) and (b) subtracting from the foregoing results the Company’s estimated net debt as of June 30, 2019, adjusted for noncontrolling interests, as set forth in the Company Forecasts. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares based on the most recently available information that is set forth in the Internal Data to derive a range of implied values per Share of approximately $8.20 to $15.20 per Share rounded to the nearest $0.05. Centerview compared this range to the Offer Price of $11.65 per Share to be paid to the holders of such Shares that tender their Shares pursuant to the Offer.

Other Factors

Centerview noted for the Special Committee certain additional factors solely for informational purposes, including, among other things, the following:

•	Historical Stock Price Trading Analysis. Centerview reviewed historical share price performance of the Shares for the 52-week period ended February 11, 2019, the day prior to the public announcement of Offeror’s intention to conduct the Offer, which reflected low and high intraday prices for the Shares during this 52-week period of $5.91 and $21.68, respectively.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in Wall Street research analyst reports publicly available as of February 11, 2019, the day prior to the public announcement of Offeror’s intention to conduct the Offer, noting these stock price targets ranged from $8.00 per Share to $13.00 per Share. Centerview also reviewed stock price targets for the Shares in Wall Street research analyst reports publicly available as of March 14, 2019, noting these stock price targets ranged from $8.50 per Share to $13.00 per Share.

•

Illustrative Sum-of-the-Parts Analysis. Centerview performed an illustrative sum-of-the-parts analysis, which provided a range of values for the Company’s equity by summing the value of its individual business segments to arrive at a total enterprise value. Centerview applied illustrative ranges of multiples to the corresponding financial data for the Company’s Luxury, Consumer Beauty and Professional Beauty businesses from the Company Forecasts and calculated an illustrative range of implied values per Share and an illustrative range of implied multiples of enterprise value to estimated 2019 calendar year EBITDA (calculated as described above). This analysis resulted in an illustrative range of implied values per Share of approximately $9.10 to $14.40 per Share, rounded to the nearest $0.05, and an illustrative range of implied enterprise value to estimated 2019 calendar year EBITDA multiples of approximately 10.8x to 13.7x.

•

Historical Valuation Discount vs. Peers. Centerview reviewed how the Shares of the Company have traded relative to the Beauty and Personal Care peer companies referenced above under “Selected Public Company Analysis” since 2016. Centerview observed that the Shares have traded at annual average discounts ranging from 4% to 31% relative to the Company’s peer group when comparing enterprise value to estimated next twelve month EBITDA multiples.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Special Committee in its evaluation of the Offer. Consequently, the analyses described above should not be viewed as determinative of the views of the Special Committee, the Board of Directors or management of the Company with respect to the Offer Price to be paid to the holders of the Shares that tender their Shares pursuant to the Offer or as to whether the Special Committee would have been willing to determine that a different consideration was fair.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion Centerview has not been engaged to provide financial advisory or other services to the Company, Offeror or entities that Centerview identified as potential affiliates of such parties, and Centerview has not received any compensation from the Company, Offeror or entities that Centerview identified as potential affiliates of such parties. Centerview may provide financial advisory and other services to or with respect to the Company, Offeror or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Offeror or any of their respective affiliates, or any other party that may be involved in the Offer.

The Special Committee selected Centerview as its financial advisor in connection with the Offer based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer.

In connection with Centerview’s services as the financial advisor to the Special Committee, the Company has agreed to pay Centerview an aggregate fee of $10 million, $6 million of which was payable upon the filing of this Statement and $4 million of which is payable contingent upon abandonment or consummation of the Offer. Centerview is also entitled to receive a mutually agreed fee in the event the Special Committee recommends and the Company consummates certain alternative transactions, including a sale of the Company. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors (including members of the Special Committee), affiliates and subsidiaries, as of the date hereof, intends to tender pursuant to the Offer any Shares held of record or beneficially owned by such person.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Special Committee, through the Company, has retained Centerview as its financial advisor in connection with, among other things, the Special Committee’s analysis and consideration of, and response to, the Offer. The Company has agreed to pay Centerview an aggregate fee of $10 million, $6 million of which was payable upon the filing of this Statement and $4 million of which is payable contingent upon abandonment or consummation of the Offer. Centerview is also entitled to receive a mutually agreed fee in the event the Special Committee recommends and the Company consummates certain alternative transactions, including a sale of the Company. In addition, the Company has agreed to reimburse Centerview for certain expenses arising out of or in connection with its engagement and to indemnify Centerview against certain liabilities relating to or arising out of the engagement.

The Company has engaged Okapi to provide advisory, consulting and solicitation services in connection with, among other things, the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has arranged to reimburse Okapi for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities arising from or in connection with the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth below, during the past 60 days, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Pierre Laubies	2/4/2019	Acquisition – Series A-1 Preferred Stock (1)	6,925,341	$0.10
Sebastien Froidefond	2/15/2019	Acquisition – Grant of Stock Options	980,000	—
Edgar O. Huber	2/15/2019	Acquisition – Grant of Stock Options	1,520,000	—
Anna-Lena Kamenetzky	2/15/2019	Acquisition – Grant of Restricted Stock Units	4,602	—
Greerson G. McMullen	2/15/2019	Acquisition – Grant of Stock Options	1,520,000	—
Sylvie Moreau	2/15/2019	Acquisition – Grant of Stock Options	910,000	—
Giovanni Pieraccioni	2/15/2019	Acquisition – Grant of Stock Options	541,515	—
Giovanni Pieraccioni	2/15/2019	Acquisition – Grant of Restricted Stock Units	254,777	—
Daniel E. Ramos	2/15/2019	Acquisition – Grant of Stock Options	615,000
Pierre-Andre Terisse	2/15/2019	Acquisition – Grant of Stock Options	676,893	—
Pierre-Andre Terisse	2/15/2019	Acquisition – Grant of Restricted Stock Units	191,082	—
Luc Volatier	2/15/2019	Acquisition – Grant of Stock Options	1,353,789	—
Luc Volatier	2/15/2019	Acquisition – Grant of Restricted Stock Units	191,082	—
Ayesha Zafar	2/15/2019	Acquisition – Grant of Stock Options	200,000	—

(1)

Subject to certain vesting requirements, each share of Series A-1 Preferred Stock may be exchanged for cash or shares of Class A Common Stock, at the Company’s election, upon the occurrence of certain events. The amount of cash or number of shares of Class A Common Stock, at the Company’s election, received upon exchange will equal the difference between (i) the fair market value of the Class A Common Stock on the date that the Series A-1 Preferred Stock is exchanged less (ii) $8.75, subject to adjustment.

The acquisitions shown in the table above are grants of incentive awards from the Company that have been authorized by the Remuneration and Nomination Committee of the Board.

In addition, on January 15, 2019 and February 15, 2019, the Company redeemed an aggregate of 3,475,554 Shares of Series A Preferred Stock at a price of $0.01 per share, in connection with the departures of Camillo Pane, Patrice de Talhouet and Mario Reis.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.

For the reasons discussed in Item 4 – The Solicitation or Recommendation – Reasons for the Recommendation, among others, the Special Committee has unanimously determined that the making of the Offer and the execution and delivery of the Stockholders Agreement are advisable and in the best interests of the stockholders of the Company (other than the JAB Group and its affiliates). Therefore, the Special Committee recommends that stockholders of the Company who, after having considered all of the factors described in Item 4 – Reasons for the Recommendation, determine it is in their personal interest to sell all or a portion of their Shares at this time accept the Offer and tender their Shares pursuant to the Offer. In addition, the Special Committee recommended to the Board that the Board approve the Stockholders Agreement and make the recommendation described below.

Based upon the determination and recommendation of the Special Committee, the Board (other than the directors who recused themselves from making a decision with respect to the Offer and Stockholders Agreement) has unanimously determined that the making of the Offer and entering into the Stockholders Agreement are advisable and in the best interests of the stockholders of the Company (other than the JAB Group and its affiliates) and recommends that stockholders of the Company who, after having considered all of the factors described in Item 4 – Reasons for the Recommendation, determine it is in their personal interest to sell all or a portion of their Shares at this time accept the Offer and tender their Shares pursuant to the Offer.

Except as described in this Statement or incorporated herein by reference, the Company does not have any knowledge of any negotiation being undertaken or engaged in by the Company in response to the Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Shares by the JAB Group, any of their respective subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Pursuant to a resolution of the Board, the Special Committee has been authorized to consider, evaluate, respond to, negotiate and make recommendations to the Board with respect to the Offer or any similar transaction involving the JAB Group or its affiliates or certain alternative transactions. The Board has also resolved that neither the Offer nor such alternative transactions shall be approved by the Board without the recommendation of the Special Committee.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, to the knowledge of the Company, there are no transactions, resolutions of the Board, agreements in principle or contracts of or by the Company or any of its subsidiaries entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the fourth paragraph of this Item 7.

Item 8.	Additional Information.

Information Regarding Compensation for Termination following a Change in Control

As noted in Item 3, because the Offer will not constitute a “change in control” under the Company’s compensation arrangements, there is no compensation that would become payable to the Company’s named executive officers as a result of the successful consummation of the Offer and, accordingly, the tabular disclosure regarding Golden Parachute Compensation has been excluded from this Statement.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer under the DGCL.

Regulatory Approvals

U.S. Antitrust Clearance. Under the HSR Act and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and statutory waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Offeror’s acquisition of Shares in the Offer. Offeror notified the Company that Agnaten filed a Notification and Report Form with the Antitrust Division and the FTC with respect to the Offer on February 21, 2019, and the Company filed a responsive Notification and Report Form with the Antitrust Division and the FTC with respect to the Offer on March 4, 2019. On March 5, 2019, the FTC granted early termination of the statutory waiting period under the HSR Act applicable to the Offer.

At any time before or after Offeror’s acquisition of the Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer, or seeking the divestiture of the Shares acquired by Offeror or the divestiture of substantial assets of the Company or its subsidiaries or the Offeror or its subsidiaries. State attorneys general and private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, and, if such a challenge is made, there can be no assurance as to the result thereof.

If the FTC, the Antitrust Division, a state attorney general or a private party obtains an order enjoining the purchase of the Company voting securities, then Offeror will not be obligated to proceed with the Offer or the purchase of any of the Shares pursuant to the Offer.

Foreign Competition Law Filings. The Company and certain of its subsidiaries conduct business in a variety of countries outside of the United States. Offeror has informed the Company that merger control or competition law filings outside of the U.S. are required of Offeror or its affiliates in various jurisdictions, including Brazil, Canada, China, the European Union, Mexico, Russia, South Africa, Turkey and Ukraine before the purchase of Shares in the Offer may be completed. Offeror has informed the Company that it or its affiliates have made filings in each of these jurisdictions, and have received regulatory clearances or approvals in Brazil, Canada, the European Union, South Africa, Turkey and Ukraine. The Company has provided, and expects to continue to provide, Offeror with information and certifications regarding its business and finances that are required for such filings.

Competition authorities in those countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of the Shares pursuant to the Offer or seek the divestiture of the Shares acquired by Offeror or the divestiture of substantial assets of the Company or its subsidiaries or Offeror or its subsidiaries. There can be no assurance that Offeror will obtain all required foreign merger control or competition law approvals or clearances or that a challenge to the Offer by foreign competition authorities will not be made, or, if such a challenge is made, the result thereof.

FCA Approval. Offeror has also informed the Company that it has filed for and received clearance for the purchase of Shares pursuant to the Offer from the Financial Conduct Authority of the United Kingdom. The Company provided Offeror with information regarding its business and finances that was required for such filing.

Additionally, Offeror may terminate the Offer if:

•

there shall have been instituted, pending or Offeror shall have been definitively notified of any person’s intent to commence, or in Offeror’s reasonable judgment there is a reasonable likelihood that any person intends to commence, any litigation, suit, claim, action, proceeding or investigation before any Governmental Entity (i) challenging or seeking to, or which, in the reasonable judgment of Offeror, is reasonably likely to, make illegal, materially delay or otherwise, directly or indirectly, restrain or prohibit or, which in Offeror’s reasonable judgment is reasonably likely to, make materially more costly, or in which there are material allegations of any violation of law, rule or regulation relating to, the making of or terms of the Offer or the provisions of the Offer or, the acceptance of the Shares pursuant to the Offer by Offeror or any other subsidiary or affiliate of Offeror, or seeking to obtain material damages in connection with the Offer, (ii) seeking to, or which in the reasonable judgment of Offeror is reasonably likely to, individually or in the aggregate, prohibit or materially limit the full rights of ownership or operation by the Company, Offeror or any of their subsidiaries or affiliates of all or any of the business or assets of the Company, Offeror or any of their subsidiaries or affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel the Company, Offeror or any of their subsidiaries or affiliates to dispose of or to hold separate all or any material portion of the business or assets of the Company, Offeror or any of their subsidiaries or affiliates, or (iii) seeking to, or which in the reasonable judgment of Offeror is reasonably likely to, require divestiture or holding separate by Offeror or any other subsidiary or affiliate of Offeror of any material portion of the businesses or assets of the Company or any of its subsidiaries or affiliates; or

•

any clearance, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental or regulatory authority or agency (including the matters arising under the HSR Act) or other person required in the reasonable judgment of Offeror in connection with the Offer shall not have been obtained on terms reasonably satisfactory to Offeror and such approvals shall not be in full force and effect, or any applicable waiting periods or extension thereof imposed by any Governmental Entity for such clearances or approvals shall not have expired.

See Item 2 for additional information regarding Offeror’s conditions to the Offer.

Forward-Looking Statements

Certain statements contained in this Statement, including statements relating to the Offer, the Special Committee’s and the Board’s recommendations with respect to the Offer, the receipt of regulatory approvals and clearances in connection with the Offer, the JAB Group’s stated purpose with respect to the Offer and other activities and events with respect to the Offer, are forward-looking statements. These forward-looking statements reflect the Company’s current views with respect to, among other things, its strategic planning, future actions, including evaluations, future operations and financial performance, expected growth, future M&A or other strategic transactions, its ability to support its planned business operation on a near- and long-term basis and its outlook. These forward looking statements are generally identified by words or phrases, such as “anticipate”, “estimate”, “plan”, “project”, “expect”, “believe”, “intend”, “foresee”, “forecast”, “will”, “may”, “should,” “outlook,” “continue,” “intend,” “aim” and similar words or phrases. Reported results should not be considered an indication of future performance, and actual results may differ materially from the results predicted due to risks and uncertainties including:

•

the Company’s ability to develop and achieve its global business strategies and strategic plan and the Company’s ability to compete effectively in the beauty industry and achieve the benefits contemplated by its strategic initiatives within the expected time frame or at all;

•

the Company’s ability to anticipate, gauge and respond to market trends and consumer preferences, which may change rapidly, and the market acceptance of new products, including any launches or relaunches and their associated costs and discounting, and consumer receptiveness to the Company’s marketing and consumer engagement activities (including digital marketing and media);

•

the Company’s use of estimates and assumptions in preparing its financial statements and projections and estimates, including with regard to revenue recognition, income taxes, the assessment of goodwill, other intangible assets and long-lived assets for impairment, the market value of inventory, pension expense and the fair value of acquired assets and liabilities associated with acquisitions and the fair value of redeemable noncontrolling interests;

•	the impact of any future impairments;

•

managerial, integration, operational, regulatory, legal and financial risks, including diversion of management attention to and management of cash flows, expenses and costs associated with multiple ongoing and future strategic initiatives and internal reorganizations

•

the continued integration of the P&G Beauty Business and other recent acquisitions with the Company’s business, operations, systems, financial data and culture and the ability to realize synergies, avoid future supply chain and other business disruptions, reduce costs (including through the Company’s cash efficiency initiatives) and realize other potential efficiencies and benefits (including through the Company’s restructuring initiatives) at the levels and at the costs and within the time frames contemplated or at all;

•

increased competition, consolidation among retailers, shifts in consumers’ preferred distribution and marketing channels (including to digital and luxury channels), distribution and shelf-space resets or reductions, compression of go-to-market cycles, changes in product and marketing requirements by retailers, reductions in retailer inventory levels and order lead-times or changes in purchasing patterns, and other changes in the retail, e-commerce and wholesale environment in which the Company does business and sell its products and the Company’s ability to respond to such changes;

•

the Company’s and its business partners’ and licensors’ abilities to obtain, maintain and protect the intellectual property used in the Company’s and their respective businesses, protect the Company’s and such business partners’ respective reputations, public goodwill, and defend claims by third parties for infringement of intellectual property rights;

•	any change to the Company’s capital allocation and/or cash management priorities;

•

any unanticipated problems, liabilities or other challenges associated with an acquired business which could result in increased risk or new, unanticipated or unknown liabilities, including with respect to environmental, competition and other regulatory, compliance or legal matters;

•

the Company’s international operations and joint ventures, including enforceability and effectiveness of the Company’s joint venture agreements and reputational, compliance, regulatory, economic and foreign political risks, including difficulties and costs associated with maintaining compliance with a broad variety of complex local and international regulations;

•	the Company’s dependence on certain licenses and its ability to renew expiring licenses or secure any needed change-in-control consents on favorable terms or at all;

•

the Company’s dependence on entities performing outsourced functions, including outsourcing of distribution functions, third-party manufacturers, logistics and supply chain suppliers, and other suppliers, including third-party software providers;

•	administrative, product development and other difficulties in meeting the expected timing of market expansions, product launches and marketing efforts;

•

global political and/or economic uncertainties, disruptions or major regulatory or policy changes, and/or the enforcement thereof that affect the Company’s business, financial performance, operations or products, including the impact of Brexit, the current U.S. administration, the results of elections in European countries and in Brazil, changes in the U.S. tax code and recent changes and future changes in tariffs, retaliatory or trade protection measures, trade policies and other international trade regulations in the U.S. and in other regions where the Company operates including the European Union and China;

•	currency exchange rate volatility and currency devaluation;

•	the number, type, outcomes (by judgment, order or settlement) and costs of current or future legal, compliance, tax, regulatory or administrative proceedings, investigations and/or litigation;

•	the Company’s ability to manage seasonal factors and other variability and to anticipate future business trends and needs;

•

disruptions in operations and sales, including due to disruptions in supply chain, logistics, restructurings and other business alignment activities, manufacturing or information technology systems, labor disputes, extreme weather and natural disasters, and the impact of such disruptions on the Company’s ability to generate profits, stabilize or grow revenues or cash flows, comply with its contractual obligations and accurately forecast demand and supply needs and/or future results, and on the Company’s relationships with licensors and retailers and the Company’s in-store execution and product launches and promotions;

•

restrictions imposed on the Company through its license agreements, credit facilities and senior unsecured bonds or other material contracts, the Company’s ability to generate cash flow to repay, refinance or recapitalize debt and otherwise comply with its debt instruments, and changes in the manner in which the Company finances its debt and future capital needs, including access to capital under current market conditions;

•

increasing dependency on information technology and the Company’s ability to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, costs and timing of implementation and effectiveness of any upgrades or other changes to information technology systems, including the Company’s digital transformation initiatives, and the cost of compliance or the Company’s failure to comply with any privacy or data security laws (including the European Union General Data Protection Regulation (the “GDPR”)) or to protect against theft of customer, employee and corporate sensitive information;

•	the Company’s ability to attract and retain key personnel and the impact of the recent senior management transitions;

•	the distribution and sale by third parties of counterfeit and/or gray market versions of the Company’s products;

•	the results of the Company’s ongoing strategic review and the creation and revision of its strategic plan;

•	the receipt of regulatory approvals in connection with the Offer and the impact of certain amendments to the Schedule TO;

•	business disruptions, litigation, costs and future events related to the Offer; and

•	the impact of the Offer on the Company’s relationships with key customers and suppliers and certain material contracts.

More information about potential risks and uncertainties that could affect the Company’s business and financial results is included under the heading “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018, subsequent Quarterly Reports on Form 10-Q and periodic reports the Company has filed and may file with the SEC from time to time.

All forward-looking statements made in this report are qualified by these cautionary statements. Undue reliance should not be placed on these forward-looking statements, which are made only as of the date of this Statement, and the Company does not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

Item 9.	Materials to Be Filed as Exhibits.

Exhibit No.	Document

(a)(1)	Press release issued by the Company dated February 27, 2019 (incorporated by reference to Exhibit (a)(1) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 27, 2019).

(a)(2)	Press release issued by the Company dated March 18, 2019.

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A relating to the 2018 Annual Meeting of Stockholders, as filed with the SEC on September 20, 2018 (incorporated by reference to Exhibit (e)(1) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 27, 2019).

(e)(2)	Amended and Restated Coty Inc. Equity and Long-Term Incentive Plan, as amended and restated on February 1, 2017. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 10, 2017).

(e)(3)	Coty Inc. 2007 Stock Plan for Directors (incorporated by reference to Exhibit 10.39 to the Company’s Registration Statement on Form S-1 (File No. 333-182420) filed on April 24, 2013).

(e)(4)	Amended and Restated Annual Performance Plan, as of February 1, 2017 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 10, 2017).

(e)(5)	Open-Ended Employment Agreement, dated August 24, 2015, between Coty S.A.S. and Sebastien Froidefond (incorporated by reference to Exhibit 10.58 to the Company’s Current Report on Form 8-K filed on November 5, 2015).

(e)(6)	Employment Agreement, dated November 2, 2015, between Coty S.A.S. and Edgar Huber (incorporated by reference to Exhibit 10.31 to the Company’s Quarterly Report on Form 10-Q filed on February 4, 2016).

(e)(7)	Employment Agreement, dated November 12, 2018, between Coty Services UK Limited and Pierre Laubies (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 14, 2018).

(e)(8)	Employment Agreement, dated as of October 11, 2016, between Coty Services UK Limited and Greerson McMullen (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on February 9, 2017).

(e)(9)	Offer Letter, dated as of September 4, 2017, between Daniel Ramos and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2017).

(e)(10)	Offer Letter, dated as of January 7, 2019, between Giovanni Pieraccioni and the Company (incorporated by reference to Exhibit (a)(1) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 27, 2019).

(e)(11)	Employment Agreement, dated October 12, 2015, between Coty Geneva SA Versoix and Sylvie Moreau (incorporated by reference to Exhibit 10.30 to the Company’s Quarterly Report on Form 10-Q filed on February 4, 2016).

(e)(12)	Form of Restrictive Covenant Agreement (United States) (incorporated by reference to Exhibit (e)(12) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 27, 2019).

(e)(13)	Form of Restrictive Covenant Agreement (United Kingdom) (incorporated by reference to Exhibit (e)(13) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 27, 2019).

Exhibit No.	Document

(e)(14)	Form of Restrictive Covenant Agreement (France) (incorporated by reference to Exhibit (e)(14) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 27, 2019).

(e)(15)	Form of Restrictive Covenant Agreement (Switzerland) (incorporated by reference to Exhibit (e)(15) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 27, 2019).

(e)(16)	Form of Restricted Stock Unit Award under Coty Inc. 2007 Stock Plan for Directors, as amended on April 8, 2013 (incorporated by reference to Exhibit 10.41 to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-182420) filed on April 24, 2013).

(e)(17)	Stockholders Agreement, dated March 17, 2019, by and among JAB Holdings, Parent, Offeror and the Company.

(e)(18)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to Amendment No. 5 of the Company’s Registration Statement on Form S-1 (File No. 333-182420) filed on May 14, 2013).

(e)(19)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Coty Inc.(incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 3, 2016).

(e)(20)	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-182420) filed on April 24, 2013).

(e)(21)	Form of Indemnification Agreement between the Company and its directors and officers (incorporated by reference to Exhibit 10.24 to Amendment No. 4 to the Company’s Registration Statement on Form S-1(File No. 333-182420) filed on April 24, 2013).

(e)(22)	Specimen Class A Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 to Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-182420) filed on May 28, 2013).

(e)(23)	Certificate of Designations of Preferred Stock, Series A, dated April 17, 2015 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 20, 2015).

(e)(24)	Certificate of Designations of Preferred Stock, Series A-1, dated February 4, 2019 (incorporated by reference to Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q filed on February 8, 2019).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Coty Inc.

By:	/s/ Greerson G. McMullen
Greerson G. McMullen
Chief Legal Officer, General Counsel and Secretary

Dated: March 18, 2019

Annex A

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

March 17, 2019

The Special Committee of the Board of Directors

Coty Inc.

350 Fifth Avenue

New York, NY 10118

The Special Committee:

We understand that Cottage Holdco B.V. (“Purchaser”), a wholly-owned subsidiary of JAB Cosmetics B.V. (“JAB”), is offering to purchase up to 150,000,000 shares of Class A Common Stock of Coty Inc. (the “Company”), par value $0.01 per share (the “Shares”), at a price of $11.65 per Share, in cash (the “Offer Price” and such offer, the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2019 (as contemplated to be amended in the form furnished to us, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), each attached as exhibits to the Schedule TO filed by JAB and Purchaser with the Securities and Exchange Commission (the “SEC”) on February 13, 2019 (as amended on February 26, 2019, and as contemplated to be amended in the form furnished to us, the “Schedule TO”). The Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto filed with the SEC prior to the date hereof, collectively constitute the “Offer Documents”. The terms and conditions of the Offer are more fully set forth in the Offer Documents.

You have requested our opinion as to the fairness of the Offer Price, from a financial point of view, to the holders of Shares that tender their Shares pursuant to the Offer.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”) in connection with the Offer for purposes of undertaking a fairness evaluation with respect to the Offer. We will receive a fee for our services in connection with the Offer. A portion of our fee is payable following the Company filing a Solicitation/Recommendation Statement on Schedule 14D-9 that includes a recommendation by the Special Committee to accept or reject the Offer or an ultimate determination by the Special Committee following the conclusion of its work that it is unable to take a position on the Offer (the amount being the same in each case), and a portion of our fee is payable following the abandonment or consummation of the Offer (the amount being the same in either case). We are also entitled to receive a mutually agreed fee in the event the Special Committee recommends and the Company consummates certain alternative transactions, including a sale of the Company. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not been engaged to provide financial advisory or other services to the Company, JAB or entities that we identified as potential affiliates of such parties and we have not received any compensation from the Company, JAB or entities that we identified as potential affiliates of such parties during such period. We may provide financial advisory and other services to or with respect to the Company or JAB or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650     FAX: (212) 380-2651     WWW.CENTERVIEWPARTNERS.COM

NEW YORK    ●     LONDON    ●     SAN FRANCISCO    ●     PALO ALTO    ●    LOS ANGELES

The Special Committee of the Board of Directors

Coty Inc.

March 17, 2019

employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, JAB or any of their respective affiliates, or any other party that may be involved in the Offer.

In connection with this opinion, we have reviewed, among other things: (i) the Schedule TO (including the exhibits thereto) and the Offer Documents; (ii) Annual Reports on Form 10-K of the Company for the years ended June 30, 2018, June 30, 2017 and June 30, 2016; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company at the Special Committee’s direction for purposes of our analysis (the “Internal Data”); and (vii) certain financial forecasts, analyses and projections with respect to the future financial performance of the Company based on guidance and input from management of the Company and used by us at the Special Committee’s direction for purposes of our analysis (the “Company Forecasts”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the Company Forecasts. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Offer with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data and the Company Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data and the Company Forecasts for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data, the Company Forecasts or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have also assumed, at your direction, that the Offer will be consummated in accordance with the terms set forth in the Offer Documents and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We are not expressing any opinion as to the prices at which the Shares will trade at any time and we have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Offer on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Special Committee’s underlying business decision to recommend the Offer, or the relative merits of the Offer as compared to any alternative business

The Special Committee of the Board of Directors

Coty Inc.

March 17, 2019

strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares that tender their Shares, of the Offer Price to be paid to such holders pursuant to the Offer. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Offer, including, without limitation, the structure or form of the Offer, or any other agreements or arrangements contemplated by the Offer or entered into in connection with or otherwise contemplated by the Offer, including, without limitation, the fairness of the Offer or any other term or aspect of the Offer to, or any consideration to be received in connection therewith by, or the impact of the Offer on, the holders of any remaining Shares or other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Offer, whether relative to the Offer Price to be paid to the holders of the Shares that tender their Shares pursuant to the Offer or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company or any other person as to whether or not such stockholder or other person should tender Shares in connection with the Offer or otherwise act with respect to the Offer or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Offer. It is understood that other members of the Board of Directors (in their capacity as directors and not in any other capacity) of the Company (other than any who recuse themselves) may rely on our advice and opinion. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Offer Price to be paid to the holders of Shares that tender their Shares pursuant to the Offer is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC